EXHIBIT A

               GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                             AS OF DECEMBER 31, 2002

                                 IN U.S. DOLLARS

                                      INDEX


                                                                                                                 PAGE
                                                                                                          ------------------
 REPORT OF INDEPENDENT AUDITORS                                                                                  F-2

 CONSOLIDATED BALANCE SHEETS                                                                                   F-3 - F4

 CONSOLIDATED STATEMENTS OF OPERATIONS                                                                           F-5

 STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)                                                      F-6

 CONSOLIDATED STATEMENTS OF CASH FLOWS                                                                        F-7 - F-9

 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                                                                  F-10 - F-62



                               - - - - - - - - - -

ERNST & YOUNG
                         REPORT OF INDEPENDENT AUDITORS

                             To the Shareholders of

                          GILAT SATELLITE NETWORKS LTD.

     We have audited the accompanying consolidated balance sheets of Gilat Satellite Networks Ltd. ("the Company") and its subsidiaries as of December 31, 2001 and 2002, and the related consolidated statements of operations, changes in shareholders' equity (deficiency) and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements, based on our audits. We did not audit the financial statements of certain consolidated subsidiaries, which statements reflect total assets of approximately 25% as of December 31, 2001, and total revenues of approximately 8% and 25% for the years ended December 31, 2000 and 2001, respectively, of the related consolidated totals. Those financial statements were audited by other auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for these subsidiaries, is based solely on the reports of the other auditors.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

     In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2001 and 2002, and the consolidated results of their operations and cash flows, for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Tel-Aviv, Israel                              KOST FORER & GABBAY
April 14, 2003                          A Member of Ernst & Young Global

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. DOLLARS IN THOUSANDS


                                                                                     DECEMBER 31,
                                                                               -----------------------
                                                                                   2001        2002
                                                                               ------------ ----------
     ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                                                      $ 97,325   $ 48,072
  Short-term bank deposits                                                         12,900      1,663
  Short-term restricted cash                                                        3,520     12,151
  Trade receivables, (net of allowance for doubtful accounts 2001 - $ 114,703;
    2002 - $ 17,041) *)                                                           125,059     55,459
  Inventories                                                                     123,372     74,978
  Other accounts receivable and prepaid expenses                                   46,090     47,113
                                                                                 --------   --------

TOTAL current assets                                                              408,266    239,436
                                                                                 --------   --------

LONG-TERM INVESTMENTS AND RECEIVABLES:
  Long-term restricted cash                                                         9,521     10,733
  Investment in other companies                                                    12,182          -
  Severance pay fund                                                                5,784      7,664
  Long-term note                                                                   43,430      1,000
  Long-term trade receivables and other receivables, net                           40,279     31,427
                                                                                 --------   --------

                                                                                  111,196     50,824
                                                                                 --------   --------

PROPERTY AND EQUIPMENT, NET                                                       247,200    162,905
                                                                                 --------   --------

INTANGIBLE ASSETS AND DEFERRED CHARGES, NET                                        35,280     21,049
                                                                                 --------   --------

GOODWILL                                                                           56,681          -
                                                                                 --------   --------

TOTAL assets                                                                     $858,623   $474,214
                                                                                 ========   ========

*) Includes the following balances resulting from transactions with related parties as of December 31, 2001 and 2002: trade receivables - $ 1,102 and $ 1,402, respectively;

The accompanying notes are an integral part of the consolidated financial statements.

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

                                                                                       DECEMBER 31,
                                                                               ---------------------------
                                                                                    2001          2002
                                                                               -------------- ------------
     LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)
CURRENT LIABILITIES:
  Short-term bank credit                                                           $   4,664    $   1,826
  Current maturities of long-term loans                                               25,224        8,197
  Trade payables *)                                                                   46,927       26,507
  Accrued expenses *)                                                                 51,737       37,592
  Other accounts payable                                                              30,142       37,787
                                                                                   ---------    ---------

TOTAL current liabilities                                                            158,694      111,909
                                                                                   ---------    ---------

LONG-TERM LIABILITIES:
  Accrued severance pay                                                                8,831        8,412
  Long-term loans, net of current maturities *)                                      136,073      145,140
  Other long-term liabilities                                                         17,066       19,193
  Convertible subordinated notes                                                     350,000      358,648
                                                                                   ---------    ---------

TOTAL long-term liabilities                                                          511,970      531,393
                                                                                   ---------    ---------

COMMITMENTS AND CONTINGENCIES

MINORITY INTEREST                                                                     10,639        3,827
                                                                                   ---------    ---------
SHAREHOLDERS' EQUITY (DEFICIENCY):
  Share capital - Ordinary shares of NIS 0.01 par value -Authorized: 300,000,000 as of December 31, 2001 and 2002; Issued and outstanding: 23,388,613 and
    23,855,922 shares as of December 31, 2001 and 2002, respectively                      69           70
  Additional paid in capital                                                         617,374      617,797
  Accumulated other comprehensive loss                                                (5,710)      (8,165)
  Accumulated deficit                                                               (434,413)    (782,617)
                                                                                   ---------    ---------

TOTAL shareholders' equity (deficiency)                                              177,320     (172,915)
                                                                                   ---------    ---------

TOTAL liabilities and shareholders' equity (deficiency)                            $ 858,623    $ 474,214
                                                                                   =========    =========


*) Includes the following balances resulting from transactions with related parties as of December 31, 2001 and 2002: Trade payables - $ 842 and $ 3,211, respectively, Accrued expenses - $0 and $5,706, respectively, Other accounts payable - $0 and $3,281, respectively, Long-term loans, net of current maturities - $ 962 and $ 0, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. DOLLARS IN THOUSANDS (EXCEPT PER SHARE DATA)

                                                                                     YEAR ENDED DECEMBER 31,
                                                                            ---------------------------------------
                                                                                2000          2001          2002
 Revenues:
  Products *)                                                                 $ 398,299    $ 279,297    $ 130,011
  Services *)                                                                   106,263      106,732       78,744
                                                                               ---------    ---------    ---------
                                                                                504,562      386,029      208,755
                                                                               ---------    ---------    ---------
Cost of revenues:

  Products                                                                      265,259      194,374      107,527
  Services *)                                                                    79,182       94,665       61,501
  Write-off of inventories                                                            -       59,790       20,107
                                                                              ---------    ---------    ---------

                                                                                344,441      348,829      189,135
                                                                              ---------    ---------    ---------

Gross profit                                                                    160,121       37,200       19,620
                                                                              ---------    ---------    ---------
Research and development costs, net *)                                           31,272       35,634       25,066
Selling, marketing, general and administrative expenses *)                       82,444      121,486       86,227
Provision and write-off of doubtful accounts and capital lease
  receivables **)                                                                 3,654      134,614       34,714
Impairment of goodwill                                                                -       50,580       13,049
Impairment of tangible and intangible assets                                          -       42,982       50,666
Restructuring charges                                                                 -       30,284            -
                                                                              ---------    ---------    ---------

Operating income (loss)                                                          42,751     (378,380)    (190,102)
Financial expenses, net                                                          (1,289)     (21,334)     (21,324)
Write-off of investments in affiliated and other companies                       (9,350)     (28,007)     (51,379)
                                                                              ---------    ---------    ---------
Income (loss) before taxes on income                                             32,112     (427,721)    (262,805)
Taxes on income                                                                   2,003          974          929
                                                                              ---------    ---------    ---------
Income (loss) after taxes on income                                              30,109     (428,695)    (263,734)
Equity in losses of affiliated companies                                           (950)        (252)     (29,334)
Acquired in-process research and development of an affiliated company           (10,000)           -            -
Minority interest in losses of subsidiaries                                         276        5,889        3,517
                                                                              ---------    ---------    ---------

Income (loss) from continuing operations, before cumulative effect of a
  change in an accounting principle                                              19,435     (423,058)    (289,551)

Loss from cumulative effect of a change in an accounting principle                    -            -      (56,716)
Loss from discontinued operations                                                     -       (6,054)      (1,937)
                                                                              ---------    ---------    ---------

Net income (loss)                                                             $  19,435    $(429,112)   $(348,204)
                                                                              =========    =========    =========

Earnings (loss) per share from continued operation:

Basic                                                                         $    0.86    $  (18.11)   $  (12.28)
                                                                              =========    =========    =========

Diluted                                                                       $    0.81    $  (18.11)   $  (12.28)
                                                                              =========    =========    =========

Basic and diluted Loss per share from discontinued operation:                         -    $   (0.26)   $   (0.08)
                                                                              =========    =========    =========

Basic and diluted Loss per share from cumulative effect of a change in
  an accounting principle                                                    $        -   $        -    $   (2.41)
                                                                              =========    =========    =========

Net earnings (loss) per share:

Basic                                                                         $    0.86    $  (18.37)   $  (14.77)
                                                                              =========    =========    =========
Diluted                                                                       $    0.81    $  (18.37)   $  (14.77)
                                                                              =========    =========    =========
Weighted average number of shares used in computing net earnings (loss) per share (in thousands):

Basic                                                                            22,516       23,361       23,581
                                                                              =========    =========    =========
Diluted                                                                          24,099       23,361       23,581
                                                                              =========    =========    =========


*) Includes the following income (expenses) resulting from transactions with related parties for the years ended December 31, 2000, 2001 and 2002: product revenues - $ 105,708, $ 24,947 and $ 5,300, respectively; service revenues - $ 44,526, $ 25,070 and $ 1,450, respectively; cost of services
       - $ (16,126), $ (36,078) and $ (19,695), respectively; research and development costs, net - $ (2,000), $ (4,000) and $ 0, respectively; selling, marketing, general and administrative - $0, $0, and $253, respectively.

**)    In 2001, Primarily Starband (see note 1d)

The accompanying notes are an integral part of the consolidated financial statements

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

..STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)
U.S. DOLLARS IN THOUSANDS

                                                NUMBER OF
                                                ORDINARY                            ACCUMULATED
                                                  SHARES                ADDITIONAL    OTHER
                                                   (IN        SHARE      PAID-IN   COMPREHENSIVE
                                                THOUSANDS)   CAPITAL     CAPITAL       LOSS
                                               ------------  ----------  ----------- -------------
Balance as of January 1, 2000                       21,147   $     64   $527,052   $ (2,557)
  Conversion of convertible subordinated notes,
    net                                              1,786          4     75,095          -
  Issuance of shares in consideration for the
    acquisition of DNI                                 218          1      7,682          -
  Exercise of options                                  204        (*-      7,498          -
  Comprehensive loss - Foreign currency
    translation adjustments                              -          -          -       (883)
  Net income                                             -          -          -          -
                                                  --------   --------   --------   --------

Total comprehensive income

Balance as of December 31, 2000                     23,355         69    617,327     (3,440)
  Exercise of options, net                              34        (*-         47          -
  Comprehensive loss - Foreign currency
    translation adjustments                              -          -          -     (2,270)
  Net loss                                               -          -          -          -
                                                  --------   --------   --------   --------

Total comprehensive loss

Balance as of December 31, 2001                     23,389         69    617,374     (5,710)

  Exercise of options, net                               1         (*          5          -
  Stock compensation related to  options issued
    to non employees                                     -          -        107          -
  Issuance of shares in consideration for the
    acquisition of rStar                               466          1        311          -
  Foreign currency translation adjustments from
    the disposal of European subsidiaries                -          -          -      2,117

  Comprehensive loss - Foreign currency
    translation adjustments                              -          -          -     (4,572)
  Net loss                                               -          -          -          -
                                                  --------   --------   --------   --------

Total comprehensive loss


Balance as of December 31, 2002                     23,856   $     70   $617,797   $ (8,165)
                                                  ========   ========   ========   ========


                                                                                TOTAL
                                                                  TOTAL      SHAREHOLDERS'
                                                  ACCUMULATED  COMPREHENSIVE    EQUITY
                                                      DEFICIT   INCOME (LOSS)(DEFICIENCY)
                                                 ------------- -------------- ---------------

  Balance as of January 1, 2000                     $ (24,736)      $    -    $ 499,823
    Conversion of convertible subordinated notes,
      net                                                   -            -       75,099
    Issuance of shares in consideration for the
      acquisition of DNI                                    -            -        7,683
    Exercise of options                                     -            -        7,498
    Comprehensive loss - Foreign currency
      translation adjustments                               -         (883)        (883)
    Net income                                         19,435       19,435       19,435
                                                    ---------    ---------    ---------

  Total comprehensive income                                     $  18,552
                                                                 =========



  Balance as of December 31, 2000                      (5,301)           -      608,655
    Exercise of options, net                                -            -           47
    Comprehensive loss - Foreign currency

      translation adjustments                               -       (2,270)      (2,270)
    Net loss                                         (429,112)    (429,112)    (429,112)
                                                    ---------    ---------    ---------

  Total comprehensive loss                                       $(431,382)
                                                                  =========


  Balance as of December 31, 2001                    (434,413)           -      177,320

    Exercise of options, net                                -            -            5
    Stock compensation related to  options issued
      to non employees                                      -            -          107
    Issuance of shares in consideration for the
      acquisition of rStar                                  -            -          312
    Foreign currency translation adjustments from
      the disposal of European subsidiaries                 -            -        2,117

    Comprehensive loss - Foreign currency

      translation adjustments                                       (4,572)      (4,572)
    Net loss                                         (348,204)    (348,204)    (348,204)
                                                    ---------    ---------    ---------

 Total comprehensive loss                                        $(352,776)
                                                                  =========

Balance as of December 31, 2002                     $(782,617)               $(172,915)
                                                    =========                 =========

*) Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. DOLLARS IN THOUSANDS

                                                                                  YEAR ENDED DECEMBER 31,
                                                                          --------------------------------------
                                                                              2000          2001         2002
                                                                          ------------  ------------ -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)                                                           $  19,435    $(429,112)   $(348,204)
Less loss for the year from discontinued operations                                 -        6,054        1,937
Adjustments required to reconcile net income (loss) to net cash used in operating activities:
   Depreciation and amortization                                               42,431       61,273       46,230
   Stock compensation relating to options issued to non-employees                   -            -          107
   Impairment of goodwill                                                           -       50,580       69,765
   Impairment of intangible assets                                                  -       28,229        8,255
   Write off of investments                                                     9,350       28,007       11,989
   Write off of long-term note                                                      -            -       39,390
   Impairment of property and equipment and other tangible and intangible
     assets                                                                         -       14,753       42,411
   Acquired in-process research and development of an affiliated
   company                                                                     10,000            -            -
   Equity in losses of affiliated companies                                       950          252       29,334
   Accrued severance pay, net                                                   1,206            7       (1,568)
   Interest accrued on short and long-term bank deposits                        2,204        1,344         (163)
   Exchange differences on long-term loans                                                                  983
   Interest received (accrued) on long term loan to an affiliated
      company                                                                       -         (242)           -
   Minority interest in losses of subsidiaries                                      -       (5,424)      (3,517)
   Capital gain from disposal of property and equipment                             -            -         (177)
   Deferred income taxes, net                                                  (3,575)      (1,058)         (40)
   Decrease (increase) in trade receivables                                  (104,068)      25,053       62,484
   Decrease (increase) in other accounts receivable and prepaid
     expenses (including long-term receivables)                               (65,300)      43,513       13,737
   Decrease (increase) in inventories                                         (75,318)      (9,119)      24,742
   Write-off of inventories                                                         -       59,790       20,107
   Increase (decrease) in trade payables                                       42,112      (36,727)     (19,797)
   Increase (decrease) in accrued expenses                                       (355)      13,265      (16,825)
   Increase (decrease) in other accounts payable and other long-term
   liabilities                                                                 (3,003)      (8,526)      13,196
   Other                                                                           16           40            -
   Cash used for discontinued operation                                             -       (5,574)      (1,185)
                                                                            ---------    ---------    ---------

Net cash used in operating activities                                        (123,915)    (163,622)      (6,809)
                                                                            ---------    ---------    ---------

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchase of property and equipment                                           (147,907)     (59,235)      (9,739)
Return of investment in a company                                                   -        2,500            -
Investment in affiliated companies                                            (49,680)           -      (13,461)
Investment in other companies                                                 (17,012)      (2,578)           -
Investment in short-term bank deposits                                       (198,300)     (12,900)           -
Proceeds from short-term bank deposits                                        218,000          303       11,400
Proceeds from long-term bank deposits                                          56,678       34,000            -
Long-term note                                                                (40,000)           -            -
Long-term loans to affiliated company                                          (5,150)           -            -
Deconsolidation of subsidiaries (a)                                                 -            -        7,671
Acquisition of rStar (b)                                                            -       51,379            -
Acquisition of DNI (c)                                                            278            -            -
Acquisition of GTHLA (d)                                                        3,558            -            -
Proceeds from sale of property and equipment                                       34       32,549            -
Proceeds from disposal of property and equipment                                    -            -          832
Investment in short-term restricted cash                                            -       (3,520)     (11,035)
Investment in long-term restricted cash                                             -       (8,944)      (1,460)
Investment in other assets                                                     (2,556)      (5,364)      (2,098)
Proceeds from short-term restricted cash                                            -            -        2,652
                                                                            ---------    ---------    ---------

Net cash provided by (used in) investing activities                         $(182,057)   $  28,190    $ (15,238)
                                                                            =========    =========    =========

The accompanying notes are an integral part of the financial statements.

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. DOLLARS IN THOUSANDS

                                                                       YEAR ENDED DECEMBER 31,
                                                               -------------------------------------
                                                                  2000          2001         2002
                                                               ------------  ------------ ----------
  CASH FLOWS FROM FINANCING ACTIVITIES:
Exercise of options, net                                       $   7,498    $      47    $       5
Issuance of convertible subordinated notes, net of issuance
  expenses of $ 10,609                                           339,391            -            -
Prepaid expenses related to restructuring of debts                     -            -       (2,240)
Short-term bank credit, net                                        6,984       (9,320)      (2,838)
Proceeds from long-term loans                                    111,413       54,158        1,220
Cash paid to minority shareholders of a subsidiary                     -            -       (9,997)
Repayment of long-term loans                                           -       (4,535)     (13,443)
                                                               ---------    ---------    ---------

Net cash provided (used in) by financing activities              465,286       40,350      (27,293)
                                                               ---------    ---------    ---------

Effect of exchange rate changes on cash and cash equivalents        (224)         (64)          87
                                                               ---------    ---------    ---------

Increase (decrease) in cash and cash equivalents                 159,090      (95,146)     (49,253)
Cash and cash equivalents at the beginning of the year            33,381      192,471       97,325
                                                               ---------    ---------    ---------

Cash and cash equivalents at the end of the year               $ 192,471    $  97,325    $  48,072
                                                               =========    =========    =========

  Supplementary cash flows activities:

  (a) Cash paid during the year for:

       Interest                                                $   8,979    $  21,436    $  15,101
                                                               =========    =========    =========

       Income taxes                                            $   8,845    $   1,218    $     329
                                                               =========    =========    =========

 (b) Non-cash transactions:

       Conversion of convertible subordinated notes, net       $  75,099    $       -    $       -
                                                               =========    =========    =========

       Acquisition of rStar shares in exchange for
       satisfaction of capital lease obligation (see Note 2a)  $       -    $  45,000    $     -
                                                               =========    =========    =========

        Investment in other companies (see Note 6a)            $      -     $   3,100    $     -
                                                               =========    =========    =========

        Arrangement with SES Americom (see Note 18a)           $      -     $       -    $  5,706
                                                               =========    =========    =========

         Issuance of shares in consideration for the
          acquisition of RStar                                 $      -     $       -    $    312
                                                                =========   =========    =========

The accompanying notes are an integral part of the consolidated financial statements.

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. DOLLARS IN THOUSANDS

                                                                                            YEAR ENDED
                                                                                           DECEMBER 31,
                                                                                               2002
                                                                                         -----------------

(a) Deconsolidation of European subsidiaries consolidated in previous periods
    (see also Note 1e)
Assets and liabilities of the subsidiaries at date of deconsolidation:

    Working capital (excluding cash and cash equivalents)                                    $ 1,385
    Equity investment                                                                         (3,114)
    Long-term trade receivables and other receivables                                          1,439
    Property, plant and equipment and deferred charges                                         7,404
    Other long-term liabilities                                                               (1,560)
    Foreign currency translation                                                               2,117
                                                                                             -------

                                                                                             $ 7,671
                                                                                             =======

                                                                                             YEAR ENDED
                                                                                            DECEMBER 31,
                                                                                                2001
                                                                                          -----------------

(b) Acquisition of rStar (see also Note 2a)

          Estimated net fair value of assets acquired and liabilities assumed at the date of acquisition was as follows:

              Working capital deficiency (excluding cash and cash equivalents)               $ 39,956
              Equity investment                                                                42,187
              Long-term trade receivables and other receivables                                (2,288)
              Property and equipment                                                           (4,507)
              Other long-term liabilities                                                      20,545
              Net assets of discontinued operations                                           (12,458)
              Minority interest                                                                 6,267
              Goodwill                                                                        (38,323)
                                                                                             --------

                                                                                             $ 51,379
                                                                                             ========

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. DOLLARS IN THOUSANDS

                                                                                             YEAR ENDED
                                                                                            DECEMBER 31,
                                                                                                2000
                                                                                          -----------------
 (c) Acquisition of DNI (see also Note 2c)

          Estimated net fair value of assets acquired and liabilities assumed at the date of acquisition was as follows:
            Working capital (excluding cash and cash equivalents)                                 (160)
            Property and equipment                                                                 (72)
            Goodwill                                                                            (7,173)
            Less - amounts acquired by issuance of shares                                        7,683
                                                                                               -------

                                                                                               $   278
                                                                                               =======
(d) Acquisition of GTHLA (see also Note 2b)

          Estimated net fair value of assets acquired and liabilities assumed at the date of acquisition was as follows:
            Working capital deficiency (excluding cash and cash equivalents)                     28,054
            Less equity investment and long-term loan to an affiliated company                   10,958
            Long-term trade receivables and other receivables                                      (544)
            Property and equipment                                                              (17,682)
            Other long-term liabilities                                                          16,808
            Goodwill                                                                            (34,036)
                                                                                               --------

                                                                                               $  3,558
                                                                                               ========


The accompanying notes are an integral part of the consolidated financial statements.

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:- GENERAL

     a. Organization:

          Gilat Satellite Networks Ltd. ("the Company") and its wholly-owned subsidiaries ("the Group"), are providers of products and services for satellite-based communications networks. The Group designs, develops, manufactures, markets and sells products and provides services for products that enable complete end-to-end telecommunications and data networking solutions, based on very small aperture terminal ("VSAT") satellite earth stations and related central station (hub) equipment.

          In March 2003, the Company completed a plan of arrangement with the Company's bank lenders, holders of the Company's 4.25% Convertible Subordinated Notes due 2005 (the "old notes"), and certain other creditors. According to the arrangement, the Company's obligation under the old notes in the amount of $362.0 million (including accrued interest in the amount of $12.0 million) was cancelled and the holders of the old notes were issued a combination of $83.3 million of 4.00% Convertible Notes due 2012 (the "new notes") and 202,083,908 Ordinary shares. Additional shares and notes were issued to Bank Hapoalim and to certain creditors as follows: (i) $25.5 million of the long-term to the Company's debt to Bank Hapoalim was converted into 18,488,590 Ordinary shares; (ii) $5.1 million of the Company's debt to Bank Hapoalim was converted into new notes of the same principal amount:
          (iii) 14,261,048 shares were issued to SES Americom as part of an agreement for reduction of the Company's overall liability and deferral of certain payments; (iv) 1,067,728 shares were issued to IBM as part of an amended agreement with them; and (v) $0.2 million new notes were issued to each of the two advisors for services rendered in the arrangement. As part of the agreement, debt to another financing creditor and loan agreements with bank creditors were amended (See
          Note 18). Under the new arrangement principal payments, except for $1 million to other financing creditor, would commence only in 2004.

          For a description of principal markets and customers, see Note 17.

     b. StarBand Communications Inc.:

          On March 30, 2000, the Company and Spacenet, Microsoft Network LLC ("MSN"), EchoStar Communications Corporation ("EchoStar") and ING Furman Selz Investment ("ING"), entered into an agreement, pursuant to which MSN, EchoStar and ING invested a total of $ 125 million in, and the Company and Spacenet contributed certain intangible assets, including exclusive marketing rights, trademarks, technology, know-how and other to a newly formed joint venture, StarBand Communications Inc. ("StarBand" or the "JV"), a North American broadband satellite internet service provider. As a result of the above investment, the Company through Spacenet, MSN, EchoStar and ING owned 42.1%, 17.7%, 17.7% and 7.2%, respectively, of the outstanding capital stock of StarBand. In addition, certain related parties of StarBand held 8% of its outstanding share capital.

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:- GENERAL (CONT.)

          There are additional agreements covering, inter-alia, the supply of equipment and services to MSN by StarBand. The Company and Spacenet have entered into a master supply and services agreement under which the Company and Spacenet provide StarBand with, among other things, network operations, equipment, use of facilities and certain research and development support.

          The Company accounted for the transaction as a contribution of assets to the newly formed entity at the transferors' basis which was zero, in accordance with FASB's Emerging Issues Task Force 89-7 "Exchange of assets or Interest in a Subsidiary for a Non-Controlling Equity Interest in a New Entity" ("EITF 89-7") (as subsequently codified in EITF 01-2: "Interpretation of APB 29" ("EITF 01-2")) and Accounting Principle Board Opinion No. 18 "The Equity Method of Accounting for Investments in Common Stock" ("APB No. 18").

          In September 2001, EchoStar invested an additional $ 50 million in StarBand, increasing its equity ownership to 29.2% (decreasing the Company and Spacenet ownership to 34.9%). The agreement allowed for an additional increase in ownership by EchoStar of up to 56.8 % (decreasing the Company ownership to 20.9%) upon EchoStar's fulfillment of its undertaking to launch a next generation satellite. The Company, Spacenet and StarBand agreed in conjunction with the investment agreement that StarBand would pay its outstanding receivable to the Company in the amount of $75 million as of December 31, 2001, by way of quarterly $5 million installments commencing in January 2002. However, at the beginning of 2002: (a) Echostar announced that it would not provide additional funds to Starband; (b) Starband had not fulfilled its obligation to pay $5 million in the first quarter of 2002; and (c) Starband's cash position had deteriorated. In accordance with Statement of Financial Accounting Standard No. 5 "Accounting for Contingencies" ("SFAS No. 5"), the Company identified the above conditions as a type I event and accordingly, recorded in 2001, a bad debt provision of $75 million, which is included in provision and write off of doubtful accounts and capital lease receivables and reversed $3 million in revenues. In 2002, revenues from sales to Starband in the amount of $3.2 million were recognized on a cash basis.

          On May 31, 2002, StarBand filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Court. During 2002, the Company provided StarBand approximately $7 million of debtor in possession financing, the majority of which has been in the form of transponder capacity and additional financing of approximately $18.2 million. All amounts provided including "debtor in possession" were recorded as equity in losses of affiliated companies in the amount of approximately $25.2 million.

          All of the above ownership percentages are presented on a fully diluted basis.

c. Restructuring charges, write offs and other significant charges:

     1. In the year 2001, the Group did not meet its projected sales. The recession had a negative impact on the communications industry. The Group began to experience a slowdown in orders and sales in virtually all of its markets- vertical, consumer and enterprise.

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:- GENERAL (CONT.)

     The Group realized that its corporate sales would indeed be heavily impacted. In addition to the corporate enterprise market, the consumer market also experienced its first slowdown in sales.

     Furthermore, certain circumstances such as the global decrease in telecommunication companies and depressed market conditions indicated that the carrying amount of the investments in other companies and in affiliated company would not be recoverable.

     As a result of the above, the Company's management recorded in 2001 the following charges:

          a) Restructuring charges of approximately $ 30.3 million. (See Note
          13).

          b) Write off and mark down of excess inventory, inventory expected to be sold at prices lower than their carrying value and discontinued products in an amount of approximately $ 59.8 million, which is included in cost of revenues. (See Note 4b).

          c) Reserve for capital lease receivables, increase in bad debt provision and write-offs in an amount of approximately $ 134.6 million of which $ 75 million related to StarBand. The provisions are included in provision and write off for doubtful account and capital lease receivables. (See Note 16c).

          d) Impairment of tangible, intangible assets and goodwill as follows:

                    1) Property and equipment and current assets in an amount of approximately $14.8 million. (See Note 7c).

                    2) Goodwill in an amount of approximately $50.6 million. (See Note 9c).

                    3) Intangible assets in an amount of approximately $28.2 million. (See Note 8c)

          e) Impairment of investments in other companies in an amount of approximately $ 19.6 million. The impairment was recorded as a write off of investments in the statement of operations. (See Note 6).

          f) Impairment of investment in affiliated company in an amount of approximately $ 8.4 million. The impairment was recorded as a write off of investments in the statement of operations. (See Note 5b).

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:- GENERAL (CONT.)

     2. In the year 2002, the recession in the communications industry and the slowdown in orders continued. Furthermore, certain circumstances such as the global decrease in telecommunication companies and depressed market conditions indicated that the carrying amount of the certain assets would not be recoverable. In October 2002, the Company commenced the Arrangement to restructure its debt, which was successfully completed on March 6, 2003. Prior to and while the Arrangement was under negotiation, the Company's ability to sell products and retain customers declined. As a result of the above, the Company's management recorded in 2002 the following charges:

          a) Write off and mark down of excess inventory, inventory expected to be sold at prices lower than their carrying value and discontinued products in an amount of approximately $ 20.1 million, which is included in cost of revenues. (See Note 4b).

          b) Increase in bad debt provision and write offs in an amount of approximately $ 34.7 million. The provisions are included in provision and write off for doubtful account and capital lease receivables. (See
          Note 16c).

          c) Impairment of tangible, intangible assets and goodwill as follows:

               1) Property and equipment and current assets in an amount of approximately $ 42.4 million. (See Note 7d).

               2) Intangible assets in an amount of approximately $8.3 million. (See Note 8d).

               3) Goodwill in an amount of approximately $69.7 million that is presented under "Cumulative effect of a change in an accounting principle" and impairment of goodwill in the operating expense. (See Note 9d).

               Impairment of investments in other companies in an amount of approximately $ 12.0 million. The impairment was recorded as a write off of investments in the statement of operations. (See
               Note 6).

               Impairment of long-term note in an amount of approximately $ 39.4 million. The impairment was recorded as a write-off of investments in the statement of operations. (See Note 2b).

          d) Discontinued operations of rStar:

               During the third quarter of 2002, the Company's management decided to suspend activities relating to all operational components of rStar, which was mainly AutoNetworks, Inc., a 85% subsidiary of the Company.

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:- GENERAL (CONT.)

               The loss from discontinued operations consists of the following (in thousands):

                                                            YEAR ENDED DECEMBER 31,
                                                                2001      2002
                                                           ----------   ---------
                Cost and expenses:

                Cost of revenues                                $   -   $  152
                Sales and marketing                             2,960      866
                General and administrative                        480      404
                Research and development                        2,614      515
                                                               ------   ------
                Loss from discontinued operations              $6,054   $1,937
                                                               ======   ======

     e. Satlynx S.A.:

          In May 2002, the Company completed an agreement with SES Global to form Satlynx S.A. (Satlynx"), a company that provides two-way satellite broadband communications services to enterprises, consumers and Soho users in Europe. The Company and SES Global contributed cash and in kind contributions, which included existing facilities, transponders, hubs, terminals, technology and technical and marketing assistance (some of these assets were immediately purchased by Satlynx from SES Global and from Gilat with the cash investment). As part of the agreement, the Company sold to Satlynx its existing European operations and enterprise customers in France, Italy, Germany, Holland, England and Czechoslovakia for $ 12 million in cash and approximately $ 2.5 million in a note (the "Satlynx Note"). The future of Satlynx is contingent upon its ability to raise additional funding.

          The Company accounted for the transaction as a contribution of assets to the newly formed entity at the transferors' basis which was equal to the amount of the Satlynx Note, in accordance with FASB's Emerging Issues Task Force 89-7 "Exchange of Assets or Interest in a Subsidiary for a Non-Controlling Equity Interest in a New Entity" ("EITF 89-7") (as was codified into EITF 01-2: "Interpretation of APB 29" ("EITF 01-2")) and Accounting Principle Board Opinion No. 18 "The Equity Method of Accounting for Investments in Common Stock" ("APB 18"). The Company does not control Satlynx and therefore ceased to consolidate its European operations as of May 1, 2002, and recognized equity losses in the amount of $4.1 million , representing the investment in Satlynx certain receivables and guaranties provided to Satlynx. As of December 31, 2002 investment in Satlinx amounted to $ 0.

          The Company has determined that it does not control Satlynx for the following reasons: (i) the Company owns 50% of the outstanding shares which comprises just under a majority of the shares; (ii) the CEO of Satlynx has been appointed by SES Global (the other 50% shareholder); and (iii) the shareholders agreement entered into between the Company and SES provided SES with certain veto and management rights which enable SES to participate in significant financial and operating decisions that would normally be made in the ordinary course of business. As such, SES has the ability to block significant business decisions that the Company might otherwise choose to undertake.

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- ACQUISITIONS

     a. Until October 2000, the Company held 1.2% of the Common stock of rStar Corporation Inc. ("rStar" (formerly: ZapMe! Corporation)), a public company traded on the Nasdaq National Market, which had been acquired for total consideration of approximately $ 2.5 million. This primary investment was recorded under the cost method.

          In November and December 2000, the Company's subsidiary, Gilat Satellite Networks (Holland) BV ("Gilat BV") acquired 47.8% of rStar's Common stock for $ 49.7 million in cash, under a tender offer dated October 3, 2000.

          In 2000, after the additional investment, the investment in rStar was accounted for using the equity method. The Company identified the cost of each investment, the fair value of the underlying assets acquired, and the goodwill related to each step of the investment. An amount of $ 10 million out of the total investment was attributed to in-process research and development. The technological feasibility of rStar's in-process research and development had not yet been established, and there was no alternative future use for it. During 2000, Gilat BV did not record equity losses with respect to rStar results of operations due to immateriality.

          During January 2001, Gilat BV acquired an additional 2% interest in rStar for approximately $ 2 million, reaching 51%, of the outstanding share capital of rStar pursuant to the tender offer mentioned above. As a result, Gilat consolidated rStar's financial statements from January 1, 2001. The additional acquisition was treated on the basis of the purchase method of accounting, and accordingly, the purchase price has been allocated to the assets acquired and liabilities assumed based on their estimated fair value at the dates of acquisition. The Company included both the goodwill previously included with its investment in an affiliated company and the goodwill from the additional purchase in the balance sheet caption "Goodwill".

          During May 2001, rStar issued and delivered to Gilat BV 19,396,552 shares of rStar Common stock, in full satisfaction of rStar's outstanding capital lease obligations to Spacenet in the amount of approximately $ 45 million, which resulted in the Group increasing its share equity in rStar from 51% to approximately 66%. The Company determined the cost of this acquisition based on the fair value of rStar's capital lease obligation, and accounted for the acquisition based on the purchase method of accounting in accordance with Accounting Principles Board Opinion No. 16 "Business Combination" ("APB 16"). This transaction resulted in recording additional goodwill.

          In April 2001, the Group signed an agreement with rStar, which was amended in September 2001 and again in December 2001. According to the amended agreement, rStar acquired StarBand Latin America (Holland) BV ("StarBand Latin America"), a wholly owned subsidiary, from the Group in exchange for 43,103,448 shares of rStar Common stock. rStar also reacquired approximately 29% of its Common stock from its shareholders (other than the Group) in exchange for 466,105 Ordinary shares of Gilat and cash consideration in the amount of $10 million.

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- ACQUISITIONS (CONT.)

          Pursuant to the first and the second amendments of the agreement, in the event of StarBand Latin America reaching certain net income levels in the next few years, Gilat would be entitled to receive additional shares of rStar Common stock. In the event StarBand Latin America does not reach certain net income levels in the next few years, rStar shareholders will be entitled to receive in each of the two years in the period ending June 2004 cash consideration in the amount of $2.5 million or $5 million per year, subject to those results. The terms of the special cash consideration and the additional share issuance will be canceled in the event of a rStar public offering or in the event rStar closes a sale of its Common Stock, in a single transaction, with a party other than the Group that raises gross proceeds to rStar of at least $100 million, at a price of rStar Common Stock equal to $1 per share. Under the revised terms, only 60% of these proceeds need to be in the form of cash.

          The Company guarantees the payment of the Special Distribution. The Company estimates that no provision is needed for the first distribution as of December 31, 2002. During 2002, the Company provided a provision for the second distribution as of December 31, 2002 as management's current assessment is that with the current level of sales in 2003 and with the uncertainties in the markets in which rStar operates, it is probable that the special distribution will be paid in 2004. However, if rStar is successful in growing its business and increasing its net income during 2003, the special distribution may not need to be paid in part or at all. The acquisition and the tender offer described above consummated on August 2, 2002. As such, the Group holds approximately 85% of rStar's outstanding stock

          In September 2001, the Company wrote off goodwill and other intangible assets related to rStar in an amount of $ 50.6 million (See Notes 1c, 8c and 9c). The Company recorded an impairment of the remaining goodwill of $3.1 million as of January 1, 2002 upon the adoption of SFAS 142 and included in the cumulative effect of a change in an accounting principle. A subsequent additional impairment of rStar goodwill in the amount of $13 million is recorded in operating expenses.

          The following represents the unaudited pro-forma results of operations for the year ended December 31, 2000, assuming that the rStar acquisition had been consummated as of January 1, 2000 (in thousands except per share data):

                                                                     YEAR ENDED
                                                                    DECEMBER 31,
                                                                        2000
                                                                 ------------------
                                                                    (UNAUDITED)
                                                                 ------------------
Total revenues                                                       $ 477,820
                                                                     =========

Net loss from continuing operations                                  $  (3,093)
                                                                     =========

  Basic and diluted net loss per share from continuing operations:   $   (0.14)
                                                                     =========

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- ACQUISITIONS (CONT.)

     b. In April 2000, Gilat BV and the other shareholders of Gilat To Home Latin America (Antilles) N.V. (formerly - "Global Village Telecom (Antilles) N.V.") ("GTHLA") entered into an agreement, pursuant to which the latter were to exchange all of their rights in GTHLA for the rights that GTHLA held in two Brazilian entities formed to provide telephone and other communications services in south central Brazil, and a cash payment of $ 5.3 million. As part of the transaction, the Company granted a $ 40 million long-term loan ("Original Note"), to a new entity formed by those investors, in exchange for a note convertible into Common shares of the new entity equal to approximately 9.1% of the then outstanding shares of the new entity. The note bore interest at 5% per annum and was to mature in May 2002. Following the transaction, Gilat BV, together with certain other shareholders, holds 100% of GTHLA. The operations of GTHLA are included in the Company's consolidated results of operations from April 14, 2000. The acquisition was accounted for by the purchase method, and accordingly, the purchase price has been allocated to the fair value of the assets acquired and liabilities assumed of GTHLA and resulted in recording of goodwill in the amount of approximately $ 34 million, which was being amortized over 10 years until December 2001.

          The note was presented in long-term investments and receivables in 2000 and 2001. On May 14, 2002, Gilat accepted an Amendment and Restatement of the Convertible Subordinated Note. Under the terms of the Restated Note, the note was to mature on December 27, 2002 and a portion of the interest ($3 million) was due in installments, the last of which was paid on September 30, 2002. In addition, the Amended Note improved the conversion terms for Gilat and also provides for a cash pre-payment of certain amounts to Gilat in certain events. Due to financial difficulties of the debtors, the note was not repaid.

          The Company recognized an impairment of the above long-term loan in the amount of $39.4 million in accordance with Accounting Standard No. 114 "Accounting by Creditors for Impairment of a Loan" ("SFAS 144").

          In 2002, the balance of the goodwill was written-off in accordance with SFAS No. 142 as cumulative effect of a change in an accounting principle (see Note 9), resulting in a charge of $28 million.

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- ACQUISITIONS (CONT.)

               The following unaudited pro forma information presents the results of operations for the Group and GTHLA for the year ended December 31, 2000, as if the acquisition had been consummated as of January 1, 2000 (in thousands, except per share data):

                                            YEAR ENDED
                                           DECEMBER 31,
                                               2000
                                        ------------------
                                           (UNAUDITED)
                                        ------------------
     Total revenues                         $ 496,351
                                            =========

     Net loss                               $  (5,568)
                                            =========

     Basic and diluted net loss per share   $   (0.25)
                                            =========


     c. On July 12, 2000, the Company acquired all of the shares of Deterministic Networks, Inc. ("DNI"), a privately held company based in California, which is a supplier of Policy-Based Networking products and, providing quality of service (QoS), network management, and Internet security capabilities that enhance the products and services of its customers. The total consideration was approximately $ 7.8 million, which was paid, in 218,422 Ordinary shares of the Company. The operations of DNI are included in the consolidated statements from July 1, 2000. The acquisition was treated on the basis of the purchase method of accounting. Accordingly, the purchase price has been allocated to the fair value of the assets acquired and liabilities assumed of DNI and resulted in recording goodwill in the amount of approximately $ 7.2 million, which was being amortized over 5 years until December 2001. The purchase price was based on the market price of the Company's Ordinary shares on the announcement date of the transaction. In 2002, the goodwill has been written-off in accordance with FAS No. 142 as cumulative effect of a change in an accounting principle, see Note 9.

          Pro-forma information in accordance with APB No. 16 has not been provided as the net income and earnings per share of DNI for 2000 were not material in relation to total consolidated net income and net earnings per share.

NOTE 3:- SIGNIFICANT ACCOUNTING POLICIES

     The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("US GAAP").

     a. Use of estimates:

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     b. Financial statements in U.S. dollars:

          The majority of the revenues of the Company and certain of its subsidiaries are generated in U.S. dollars ("Dollar") or linked to the Dollar. In addition, a substantial portion of the Company's and certain of its subsidiaries' costs is incurred in dollars. Company's management believes that the Dollar is the primary currency of the economic environment in which the Company, its affiliated companies, reported under the equity method, and certain of its subsidiaries, operate. Thus, the functional and reporting currency of the Company, certain of its subsidiaries, and its affiliates is the Dollar.

          Accordingly, monetary accounts maintained in currencies other than the Dollar are remeasured into U.S. Dollars in accordance with Statement of Financial Accounting Standard No. 52 "Foreign Currency Translation"("SFAS No.52"). All transaction gains and losses of the remeasurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate.

          The financial statements of foreign subsidiaries, whose functional currency has been determined on their local currency, have been translated into U.S. dollars. Assets and liabilities have been translated using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been translated using the average exchange rate for the period. The resulting translation adjustments are reported as a component of shareholders' equity in accumulated other comprehensive income (loss).

     c. Principles of consolidation:

          The consolidated financial statements include the accounts of the Company and its wholly owned and majority-owned subsidiaries. Intercompany balances and transactions, including profits from inter-company sales not yet realized outside the Group, have been eliminated upon consolidation.

     d. Cash equivalents:

          Cash equivalents are short-term highly liquid investments that are not restricted as to withdraws or use with original maturities of three months or less at the date acquired.

     e. Short-term bank deposits:

          Bank deposits with maturities of more than three months but less than one year are included in short-term bank deposits. Such bank deposits are stated at cost.

     f. Short-term restricted cash:

          Restricted cash is primarily invested in certificates of deposit, which mature within one year, linked to the U.S dollar, bear interest at rates of 0.9% - 4.5% and is used as collateral for the lease of the Group's offices, a sale and lease back transaction and performance guarantees to customers.

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     g. Inventories:

          Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items, excess inventories, discontinued products, and for market prices lower than cost. In 2001 and 2002, the Company wrote off approximately $
          59.8 million and $20.1 million, respectively, of excess inventory, discontinued products, and for market prices lower than cost, which has been included in cost of revenues (See Notes 1d and 4b).

          Cost is determined as follows:

          Raw materials, parts and supplies - using the average cost method with the addition of allocable indirect manufacturing costs.

          Work-in-progress - represents the cost of manufacturing with the addition of allocable indirect manufacturing costs.

          Finished products - on the basis of direct manufacturing costs with the addition of allocable indirect manufacturing costs.

          Inventories include amounts related to long-term contracts as determined by the percentage of completion method of accounting. Such amounts are recorded as "cost and estimated earnings in excess of billings".

     h. Long-term restricted cash:

          Restricted cash is primarily invested in certificates of deposit, which mature in more than one year, linked to the U.S dollar, bear interest at a rate of 0.9%-4.5% and used as collateral for the lease of the Group's offices, a sale and lease back transaction and performance guarantees to customers.

     i. Investment in affiliated companies:

          In these financial statements, affiliated companies are companies held to the extent of 20% or more (which are not subsidiaries) , where the Company can exercise significant influence over operating and financial policies of the affiliate. The investment in affiliated companies is accounted for by the equity method. Profits on intercompany sales, not realized outside the Group, were eliminated.

          The excess of the purchase price over the fair value of net tangible assets acquired has been attributed to goodwill, acquired in-process research and development and other identifiable assets.

          Acquired in-process research and development related to investments in affiliated companies is expensed when the technological feasibility has not yet been established, and for which there is no alternative future use.

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          The Company's investments in affiliates are reviewed for impairment, in accordance with APB 18 whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable. In 2001, impairment losses were identified in the amount of $ 8.4 million (See Notes 1d and 5b).

     j. Investment in other companies:

          The investment in these companies is stated at cost, since the Company does not have the ability to exercise significant influence over operating and financial policies of the investees.

          The Company's investments in other companies are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable in accordance with Accounting Principle Board Opinion No. 18 "The equity Method of Accounting for Investments in Common Stock" ("APB 18"). During the years ended December 31, 2001 and 2002, impairment losses have been identified in the amounts of $ 19.6 million and $ 12 million, respectively. (See Notes 1d and 6).

     k. Long term trade receivables:

          Long-term receivables from extended payment agreements are recorded at estimated present values determined based on current rates of interest and reported at the net amounts in the accompanying financial statements. Imputed interest is recognized, using the effective interest method as a component of interest income in the accompanying statements.

     l. Property and equipment, net:

          Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets as follows:

                                                                                  YEARS
                                                            --------------------------------------------------
          Buildings                                                                 50
          Computers and electronic equipment                                     3 - 12.5
          Office furniture and equipment                                          5 - 17
          Vehicles                                                                  7
          Leasehold improvements                             Over the term of the lease or the useful life of
                                                                 the improvements, by whichever is shorter

          Equipment leased to others under operating leases is carried at cost less accumulated depreciation and depreciated using the straight-line method over the useful life of the assets.

          The Group accounts for costs of computer software developed or obtained for internal use in accordance with Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). SOP 98-1 requires the capitalization of certain costs incurred in connection with developing or obtaining internal use software.

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     m. Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of:

          The Company's long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144 "Accounting for the Impairment or Disposal of Long- Lived Assets" ("SFAS No. 144") whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The impairment loss shall be reduced the carrying amount of the long-lived assets of a Group covered by the Statement on a pro-rata basis using the relative carrying amounts of those assets. However, the carrying amount of a long-lived asset of the Group would not be reduced below its fair value, if determinable. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

          The Company recorded losses from write-off of property and equipment, which it ceased to use in operations, adjustment to the carrying amount of property and equipment and impairment losses in the amount of $ 0, $ 10.2 million and $ 42.4 million in 2000, 2001 and 2002, respectively. (See Notes 1d and 7c and 7d).

     n. Intangible assets and deferred charges:

          Issuance costs, customer acquisition costs and other intangible assets are stated at amortized cost.

          Intangible assets subject to amortization that arose from acquisitions prior July 1, 2001, are being amortized on a straight-line basis over their useful life in accordance with APB Opinion No. 17 "Intangible Assets". Issuance costs, customer acquisition costs and other intangible assets are amortized using the straight-line method over their estimated useful life, which are five to fifteen years (See Notes 1dc, 2a and 8c).

          Before the adoption of SFAS No. 144 the Group evaluated the recoverability of intangible assets and deferred charges annually and the appropriateness of the amortization period based on the estimated future undiscounted cash flows derived from the asset in 2002, the Company evaluated the recoverability of intangible assets and deferred charges in accordance with SFAS No. 144 (see Note 3l above). Any impairment loss is recognized in the statement of operations.

          In 2001 and 2002, such impairments were indicated and the Group recognized impairment loss in the amounts of $ 28.2 million and $8.3 million, respectively, which was included in the impairment of tangible and intangible assets in the statements of operations. (See Notes 1d, 2a and 8c and 8d).

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     o. Goodwill:

          Goodwill represents the excess of the costs over the net assets of businesses acquired. Goodwill that arose from acquisitions prior to July 1, 2001, was amortized until December 31, 2001, on a straight-line basis over five to fifteen years. Under SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142") goodwill acquired in a business combination for which date is on or after July 1, 2001, shall not be amortized.

          SFAS No. 142 requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill is tested for impairment by comparing the fair value of each of the Company's reporting unit with its carrying value. Fair values are determined using discounted cash flows, market multiples and market capitalization. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples.

          Before the adoption of SFAS No. 142 the Group evaluated the recoverability of goodwill annually and the appropriateness of the amortization period based on the estimated future undiscounted cash flows derived from the asset. In those cases in which quoted market price in an active market exist, the Company used the market price as the measure for the fair value Any impairment loss was recognized in the statement of operations. In 2001, such impairments were indicated and the Group recognized impairment loss in the amount of $ 50.6 million, which was included in the impairment of goodwill in the statements of operations. (See Notes 1c, 2a and 9).

          During 2002, the Company performed the transitional and annual impairment tests and accordingly recognized an impairment of $ 69.7 million, out of which $ 56.7 million is presented under "Net loss from cumulative effect of a change in an accounting principle" and $ 13.0 million is presented in impairment of goodwill in the operating expenses. (see Note 9d)

          Before the adoption of SFAS No. 142 the Group evaluated the recoverability of goodwill annually and the appropriateness of the amortization period based on the estimated future undiscounted cash flows derived from the asset. In those cases in which quoted market price in an active market exist, the Company used the market price as the measure for the fair value Any impairment loss was recognized in the statement of operations. In 2001, such impairments were indicated and the Group recognized impairment loss in the amount of $ 50.6 million, which was included in the impairment of goodwill in the statements of operations. (See Notes 1d, 2a and 9c).

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     p. Revenue recognition:

          The Group generates revenues mainly from sale of products and services for satellite-based communications networks. Sale of products includes mainly the sale of VSAT's and services include access to and communication with satellites ("space segment"), installation of network equipment, consulting, on-line network monitoring and network maintenance and repair services.

          Revenues from product sales are recognized in accordance with SEC Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" ("SAB No. 101"), when shipment has occurred, persuasive evidence of an arrangement exists, the vendor's fee is fixed or determinable, no further obligation remains and collectibility is probable. The Group does not grant rights of return. The Group sells its products primarily through its direct sales force and indirectly through resellers, both of whom are considered end users.

          Revenues from products under sales-type-lease contracts are recognized in accordance with SFAS No. 13, "Accounting for Leases" ("SFAS No. 13") upon installation or upon shipment, in cases where the customer obtains its own or others installation services. The present values of payments due under sales-type-lease contracts are recorded as revenues at the time of shipment or installation, as appropriate. Future interest income is deferred and recognized over the related lease term as financial income. The net investments in sales-type-lease are discounted at the interest rates implicit in the leases.

          Revenue from products and services under operating leases of equipment is recognized ratably over the lease period.

          Arrangements that include installation services are evaluated to determine whether those services are an integral component of the equipment used. When installation services are considered integral, revenues from products and installation services are recognized only upon installation. When services are not considered integral, revenues from products sales are recognized upon shipment and the service revenues are recognized when the services are performed.

          Revenues from services under long-term contracts are recognized based on Statement Of Position No. 81-1 "Accounting for Performance of Construction - Type and Certain Production - Type Contracts" ("SOP 81-1"), using contract accounting on a percentage of completion method based on the ratio of actual costs incurred to total costs estimated to be incurred over the duration of the contract. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract.

          Service revenues are recognized ratably over the contractual period or as services are performed. Where arrangements involve multiple elements, revenue is allocated to each element based on the relative fair value of the element when sold separately.

          Deferred revenue includes unearned amounts received under services contracts, and amounts received from customers but not yet recognized as revenues.

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     q. Research and development:

          Research and development expenses, net of grants received, are charged to expenses as incurred.

     r. Grants:

          The Company received royalty-bearing grants and non-royalty-bearing grants from the Government of Israel, U.S.-Israel Science and Technology Foundation ("USISTF") and from other funding sources for funding approved research and development projects. These grants are recognized at the time the Company is entitled to such grants on the basis of the costs incurred and included as a deduction from research and development costs.

          Research and development grants amounted to $ 4,304,000, $ 8,849,000, and $ 3,946,000 in 2000, 2001 and 2002, respectively.

          As for one-time expense related to the settlement with the Office of the Chief Scientist in the Israeli Ministry of Industry and Trade ("OCS") program, see Note 15g.

     s. Accounting for stock-based compensation:

          The Company has elected to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB No. 25") and FASB Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation" in accounting for its employee stock option plans. Under APB No. 25, when the exercise price of the Company's share options is less than the market price of the underlying shares on the date of grant, compensation expense is recognized.

          The Company applies SFAS No. 123, and Emerging Issues Task Force Consensus 96-18, "Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring in Conjunction with Selling Goods or Services" ("EITF 96-18") with respect to warrants issued to non-employees. SFAS No. 123 requires the use of option valuation models to measure the fair value of the warrants at the date of grant.

          Under Statement of Financial Accounting Standard No. 148 "Accounting for Stock-Based Compensation- Transition and Disclosure" ("SFAS 148") that amended SFAS 123 "Accounting for Stock-Based Compensation", pro forma information regarding net income (loss) and net earnings (loss) per share is required and has been determined as if the Company had accounted for its employee share options under the fair value method of SFAS No. 123. The fair value of these options is amortized over their vesting period and estimated at the date of grant using a Black-Scholes multiple option pricing model with the following weighted average assumptions; risk-free interest rates of 5%, 3% and 3% for 2000, 2001 and 2002, respectively; a dividend yield of 0% for each of those years; a volatility factor of the expected market price of the Company's Ordinary shares of 0.94 for 2000, 2.27 for 2001 and
          0.73 for 2002; and a weighted average expected life of the option of 3 years for each of those years.

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          Weighted average fair value of options granted at their grant date were $ 64, $ 4.2 and $ 1.9 during 2000, 2001 and 2002, respectively. All options were granted at fair market value.

          The following table illustrates the effect on the net income (loss) and net earnings (loss) per share, assuming that the Company had applied the fair value recognition provision of SFAS No. 123 on its stock-based employee compensation.


                                                                 YEAR ENDED DECEMBER 31,
                                                       ---------------------------------------
                                                            2000         2001         2002
                                                       --------------- --------------- -------
                                                               U.S. DOLLARS IN THOUSANDS
                                                                (EXCEPT PER SHARE DATA)
                                                       ---------------------------------------
Net income (loss) as reported                             $  19,435    $(429,112)   $(348,204)


Deduct: total stock-based employee compensation
expense determined under fair value based  method           (99,846)     (32,014)      (9,715)
                                                          ---------    ---------    ---------

Pro forma net loss                                        $ (80,411)   $(461,126)   $(357,919)
                                                          =========    =========    =========

Pro forma basic and diluted net loss per share            $   (3.57)   $  (19.74)   $  (15.18)
                                                          =========    =========    =========

     t. Income taxes:

          The Group accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). SFAS No. 109 prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax based assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Group provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

     u. Concentrations of credit risks:

          Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits, short-term and long-term restricted cash, trade receivables and long-term trade receivables.

          The majority of the Group's cash and cash equivalents, short-term and long-term restricted cash and short-term bank deposits are invested in U.S dollars with major banks in Israel and in the United States. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Group's investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          The trade receivables and long-term trade receivables of the Group derive from sales to major customers located in the U.S., Europe, South America (Mainly Peru) and the Far East. The Group performs ongoing credit evaluations of its customers and obtains letters of credit and bank guarantees for certain receivables. An allowance for doubtful accounts is determined with respect to those amounts that the Group has determined to be doubtful of collection and a general allowance is provided to cover additional potential exposures.

          A significant portion of our trade receivable are from a single government entity in Latin America. Any instability in the political or economic situation or otherwise in that country, could have a significant adverse impact on the Company's business.

          The Group has no significant off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

     v. Severance pay:

          The Company's liability for severance pay for its Israeli employees is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for all of its Israeli employees, is partly provided by monthly deposits for insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company's balance sheet.

          The deposited funds made to the Company's employees include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

          Severance pay expenses for the years ended December 31, 2000, 2001 and 2002, amounted to approximately $ 2,494,000 $ 2,933,000 and $1,896,000 respectively.

     w. Fair value of financial instruments:

          The following methods and assumptions were used by the Group in estimating their fair value disclosures for financial instruments:

          The carrying amounts of cash and cash equivalents, short-term restricted cash, short-term bank deposits, trade receivables, short term bank credit and trade payables approximate their fair value due to the short-term maturity of such instruments.

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          The carrying amounts of the Group's long-term borrowing arrangements (other than the arrangement included in the debt restructuring, mainly the subordinated notes, see Note 18a), long-term note, long-term trade receivables and long-term restricted cash approximate their fair value. The fair value was estimated using discounted cash flow analyses, based on the Group's incremental borrowing rates for similar type of borrowing arrangements.

          The fair value of the subordinated notes, which was determined according to market value, and the carrying amount of the Group's convertible subordinated notes was $91.0 million and $350 million as of December 31, 2001, respectively and $87.5 million and $350 million as of December 31, 2002, respectively.

     x. Basic and diluted net earnings (loss) per share:

          Basic net earnings (loss) per share is computed based on the weighted average number of Ordinary Shares outstanding during each year. Diluted net earnings per share is computed based on the weighted average number of Ordinary Shares outstanding during each year, plus dilutive potential Ordinary Shares considered outstanding during the year, in accordance with SFAS No. 128 "Earnings per Share"

          The difference between the weighted average number of shares used in computing basic net earnings per share and the weighted average number of shares used in computing diluted net earnings per share for the year ended December 31, 2000 derives from potential Ordinary Shares considered outstanding as a result of options outstanding during the year. In 2000, 2001 and 2002, the shares attributable to the convertible subordinated notes have been excluded from the calculation of the diluted net loss per Ordinary Share because such securities were anti-dilutive. In addition, for the three years ended December 31, 2002, there were no adjustments to net income (loss) in computing diluted earnings (loss) per share.

          Convertible subordinate notes, outstanding stock options and warrants have been excluded from the calculation of the diluted net earnings
          (loss) per Ordinary share when such securities are anti-dilutive for the periods presented. The total weighted average number of shares related to the convertible subordinated notes, outstanding options and warrants excluded from the calculations of diluted net earnings (loss) per share was 2,132,405, 1,960,283 and 2,024,792 for the years ended December 31, 2000, 2001 and 2002, respectively.

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     y. Impact of recently issued accounting standards:

          In April 2002, the FASB issued SFAS No. 145, "Rescission of SFAS No. 4, 44 and 64, Amendment of SFAS No. 13, and Technical Corrections," ("SFAS No. 145") which rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," and an amendment of that Statement, and SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." SFAS No. 145 amends SFAS No. 44, "Accounting for Intangible Assets for Motor Carriers." SFAS No. 145 amends SFAS No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS No. 145 is effective for fiscal years beginning May 15, 2002. As a result of adopting SFAS 145, the gain from the restructuring of the company's liabilities will not be recorded as an extraordinary item but as a financing income.

          In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit of Disposal Activities," ("SFAS No. 146") which addresses significant issues regarding the recognition, measurement and reporting of costs associated with exit and disposal activities, including restructuring activities. SFAS No. 146 requires that costs associated with exit or disposal activities be recognized when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is effective for all exit or disposal activities initiated after December 31, 2002. The Company does not expect the adoption of SFAS No. 146 to have a material impact on the Company's results of operations or financial position.

          In November 2002, the FASB issued Interpretation No. 45 ("FIN No. 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of SFAS No. 5, 57 and 107 and Rescission of FASB Interpretation No. 34 ("FIN No. 34")." FIN No. 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN No. 45 does not prescribe a specific approach for subsequently measuring the guarantor's recognized liability over the term of the related guarantee. It also incorporates, without change, the guidance in FIN No. 34, "Disclosure of Indirect Guarantees of Indebtedness to Others," which is being superseded. The disclosure provisions of FIN No. 45 are effective for financial statements of interim or annual periods that end after December 31, 2002 and the provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002, irrespective of a guarantor's year-end. The Company does not expect the adoption of FIN No. 45 to have a material impact on its results of operations or financial position.

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          In January 2003, the FASB issued Interpretation No. 46 (or FIN 46), "Consolidation of Variable Interest Entities." FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. A variable interest entity is a corporation, partnership, trust, or any other legal structures used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. A variable interest entity often holds financial assets, including loans or receivables, real estate or other property. A variable interest entity may be essentially passive or it may engage in research and development or other activities on behalf of another company. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply to all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The Company is evaluating the possible impact of the new interpretation and does not expect it to have a material effect on its financial position or result of operations.

     z. Reclassification:

          Certain 2001 figures have been reclassified to conform with the 2002 presentation.

NOTE 4:- INVENTORIES

     a. The inventory is comprised of the following:

                                                                              DECEMBER 31,
                                                                  ---------------------------------
                                                                       2001                 2002
                                                                  ----------------    -------------
                                                                       U.S. DOLLARS IN THOUSANDS
                                                                  ---------------------------------
           Raw materials, parts and supplies                        $     35,040    $     29,255
           Work in progress                                                5,103           6,757
           Finished products                                              79,583          38,966
           Cost and estimated earnings in excess of billings on
             uncompleted contracts *)                                      3,646               -
                                                                    ------------    ------------
                                                                    $    123,372    $     74,978
                                                                    ============    ============
           *)Composed as follows:
               Cost incurred on uncompleted contracts                      7,410    $          -
               Estimated earnings                                            627               -
                                                                    ------------    ------------
                                                                           8,037               -
               Less - billings                                            (4,391)              -
                                                                    ------------    ------------
                                                                     $     3,646    $          -
                                                                    ============    ============

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:- INVENTORIES (CONT.)

     b. The Group periodically assesses its inventory valuation in accordance with its revenues forecasts, technological obsolescence, and the market conditions.

     c. In September 2001, as a result of adjusted forecast of revenues for the years 2001 and 2002, and the decision to discontinue selling certain products, the Group (i) wrote off excess inventories in order to adjust the inventory level to the new revenue expectations, in the amount of approximately $14 million (ii) wrote off the products that were discontinued in accordance with the restructuring plan, in the amount of approximately $37 million and (iii) marked down inventory that is expected to be sold at a price lower than the carrying value, in an amount of approximately $9 million. These amounts include provision for canceled purchase orders and legal claims in the amount of $5.8 million, of which approximately $1.8 million are still provided for as of December 31, 2002. (See Note 11.e.14).

          In 2002, as a result of adjusted forecast of revenues for the years 2002 and 2003, and the decision to discontinue selling certain products, the Group (i) wrote off excess inventories in order to adjust the inventory level to the new revenue expectations, in the amount of approximately $ 7.0 million (ii) wrote off the products that were discontinued in the amount of approximately $ 8.8 million and
          (iii) marked down inventory that is expected to be sold at a price lower than the carrying value, in an amount of approximately $ 4.3 million.

NOTE 5:- INVESTMENTS IN AFFILIATED COMPANIES

     a. The investments in affiliated companies comprise as follows:

                                                         DECEMBER 31,
                                               --------------------------------
                                                  2001                 2002
                                               --------------   ---------------
                                                  U.S. DOLLARS IN THOUSANDS
                                               --------------------------------
       Cost                                      $          -   $      29,334
       Share in accumulated losses                          -         (29,334)
                                                -------------   -------------

       TOTAL investments                         $          -    $          -
                                                =============   =============

     b. The Company equity ownership in KSAT, a Canadian company, as of December 31, 2002 is 23.4% on a fully diluted basis. As a result of assessing the recoverability of the carrying amount of investments, the Company's management decided in the year 2001, to write-off its investment in KSAT including the long term loan in the total amount of $ 8.4 million since circumstances such as the global decrease in telecommunication companies, depressed market conditions and difficulties in raising additional capital, indicated that the carrying amount of the investment may not be recoverable. The impairment charge is included in write off of investments.

     c. For investment in Starband, see Note 1d.

     d. For investment in Satlynx, see Note 1f.

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:- INVESTMENTS IN OTHER COMPANIES

     a. On June 30, 2001, the Company's subsidiary, GTHLA completed a transaction with Communication y Telefonia Rural S.A. ("CTR") via Rural Telecommunications Chile S.A. ("RT"), an entity formed by CTR to facilitate this transaction, whereby GTHLA transferred to RT its Chilean rural telephony network, comprised of property and equipment totaling approximately $4.7 million, capitalized software totaling approximately $3.4 million, and inventory totaling approximately $3.1 million, in exchange for 13% of the outstanding shares of CTR. The transaction was accounted for under APB No. 29 "Accounting for Non-monetary Transactions" and as a result no gain or loss was recognized for the exchange of property and equipment and capitalized software for shares of CTR as the fair market value of the property and equipment and capitalized software approximated the book value on the date of the transaction. In 2001, the Company recorded revenues of $3.1 million relating to the sale of inventory to CTR. In 2002, the Company wrote-off the investment in CTR, in the amount of $11.2 million, which is included in write-off of investments in the statements of operation of 2001. Since certain circumstances, such as the global decrease in the telecommunication companies, low capital valuation, and cumulative losses, indicated that the carrying amount of the investment may not be recoverable.

     b. On March 6, 2000, the Company entered into an agreement to invest $ 10 million in Knowledge Broadcasting. Com LLC ("KBC"), a multi-media company formed to distribute content to businesses and homes, using satellite and other technologies, in return for approximately 10 million shares of KBC, equal to approximately 5.6% of the total number of KBC units, and a one-year warrant to purchase an additional 20 million shares at the same purchase price. The Company also granted KBC (i) a five-year warrant to purchase approximately 191,000 of the Company's Ordinary Shares, at a purchase price of $ 157.05 per share conditioned on KBC providing specific content as stipulated in the agreement. (ii) a five-year option to acquire equipment and services payable by KBC during the first two years for up to 20 million shares of KBC (if the Company does not exercise its warrant), and thereafter, in cash or such other form as may be agreed between the parties.

          In June 2001, the Company received $2.5 million as a result of KBC reduction of capital by distribution of cash to its shareholders. In September 2001, the Company's management decided to write-off the investments in an amount of $7.5 million since certain circumstances, such as the global decrease in the internet and telecommunication companies, low capital valuation, and depressed market conditions, indicated that the carrying amount of the investment may not be recoverable. The impairment is included in write off of investments in the statement of operations of 2001.

     c. During 2000, 2001 and 2002, the Company's management identified the following factors pertaining to other companies in which the Company had invested: (i) some of the negotiations for additional funding were not successful or ended with very low valuations; (ii) a planned merger for one of the companies did not occur; (iii) weakness in the capital markets continued and intensified after the September 11, 2001 terrorist events;
     (iv) decreased levels of cash curtailed future financing which is needed in order to finance their business and achieve a scale; and (v) a growing other than temporary weakness in the target markets of these companies was confirmed.

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:- INVESTMENTS IN OTHER COMPANIES (CONT.)

          The indicators specified above led the Company to conclude that these depressed market conditions were not temporary and needed to be considered in the Company's financial statements. As a result, the Company's management decided to record a write off of the investments and related receivables in an amount of $ 9.4 million, $12.1 million and $ 0.8 million in the year ended December 31, 2000, 2001 and 2002, respectively. The impairment has been recorded as write-off of investments in the statements of operations.

NOTE 7:- PROPERTY AND EQUIPMENT, NET

     a. Composition of property and equipment, grouped by major classifications, is as follows:

                                                                        DECEMBER 31,
                                                             -------------------------------
                                                                 2001                2002
                                                             ---------------  --------------
                                                                U.S. DOLLARS IN THOUSANDS
                                                             -------------------------------
          Cost:
            Buildings and land                                 $      93,623   $      92,614
            Computers and electronic equipment                       164,517         138,634
            Equipment leased to others                                59,543          40,734
            Office furniture and equipment                            15,856          12,122
            Leasehold improvements                                    13,073           4,823
            Vehicles                                                     305             244
                                                               -------------   -------------

                                                                     346,917         289,171
                                                               -------------   -------------

          Accumulated depreciation                                    99,717         126,266
                                                               -------------   -------------

          Depreciated cost                                     $     247,200   $     162,905
                                                               =============   =============


     b. Depreciation expenses totaled $ 33,532,000 $ 41,182,000 and $ 41,731,000 in 2000, 2001 and 2002, respectively.

     c. In 2001, as a result of the Group's restructuring plan and the Group's strategy to reduce costs and improve profitability, the Group discontinued certain of its operations and products, which resulted in impairment of property and equipment in an amount of approximately $ 10.2 million.

     d. In 2002, the Company recorded an impairment of property and equipment in an amount of $ 42.4 million to reduce the carrying value of property and equipment. The impairment was a result of the continued deterioration in market conditions in general, in the communication market in particular and the decrease in the projected income and the losses of the Company. The impairments are included as impairment of tangible and intangible assets, in the statement of operations.

     e. As for pledges and securities, see Note 11e.

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8: - INTANGIBLE ASSETS AND DEFERRED CHARGES, NET

     a. Composition of intangible assets and deferred charges, grouped by major classifications, is as follows:

                                                                           DECEMBER 31,
                                                                 -------------------------------
                                                                      2001           2002
                                                                 --------------  ---------------
                                                                     U.S. DOLLARS IN THOUSANDS
                                                                 -------------------------------
      Cost:
            Identifiable intangible assets resulting from
              acquisitions of subsidiaries                          $   21,800        $ 21,800
            Issuance costs of convertible subordinated notes (see
              Note 10)                                                  10,621          10,621
            Deferred income taxes (see Note 14d)                         2,324             374
            Customer acquisition costs                                   2,910           2,000
            Other                                                        5,533           4,637
                                                                    ------------      --------

                                                                        43,188          39,432
          Accumulated amortization and provision for impairment          7,908          18,383
                                                                    ------------      --------

          Amortized cost                                            $   35,280        $ 21,049
                                                                    ============      ========

     b. Amortization expenses amounted to $ 4,036,000, $ 5,037,000 and $4,499,000 for the years ended December 31, 2000, 2001 and 2002, respectively.

     c. In 2001, as a result of the circumstances which indicated that the carrying amount of certain intangible assets would not be recoverable, the Company reassessed the fair value of its intangible assets, which resulted in impairment in an amount of approximately $ 28.2 million.

     d. In 2002, the Company recorded an impairment of intangible assets in an amount of $8.3 million to reduce the carrying value of intangibles assets of the reporting units to its implied fair value. The impairment was a result of the circumstances prompted by the continued deterioration in market conditions in general, in the communication market in particular and the decrease in the projected income of the Company. The impairments are included as impairment of tangible and intangible assets, in the statement of operations.

     e. Estimated amortization expenses for the years ended:

          YEAR ENDED DECEMBER 31,      IN THOUSANDS
          -----------------------    ------------------
                 2003                  $ 6,736
                 2004                    2,089
                 2005                    2,787
                 2006                    1,257
                 2007 and thereafter     8,180
                                       -------

                                       $21,049
                                       =======

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:- GOODWILL

     a. The changes in the carrying amount of goodwill for the year ended December 31, 2002, are as follows:

                                                                   GOODWILL
                                                             -----------------
                                                                U.S. DOLLARS
                                                                IN THOUSANDS
                                                             -----------------
      Balance as of January 1, 2002                                $ 56,716
        Goodwill acquisitions and additions during the year          13,049
        Cumulative effect of a change in an accounting principle    (56,716)
        Impairment of goodwill                                      (13,049)
                                                                   --------

      Balance as of December 31, 2002                              $     -
                                                                   ========

     b. Amortization expenses amounted to $ 4,863,000 $ 15,054,000 and $ 0 for the years ended December 31, 2000, 2001 and 2002, respectively.

     c. As of September 30, 2001, the Company's management assessed the carrying value of its goodwill resulting from the acquisition of rStar. The Company identified the following factors (i) the continued deterioration in market conditions in general and in the communication markets in particular; (ii) the permanent decrease in the expected income from rStar's target markets (primarily North America); (iii) the significant decrease of rStar's share price and (iv) rStar's continued low share price for two fiscal quarters since the $ 45 million investment in May 2001, which indicated other than temporary impairment.

     As a result, the Company's management decided to record an impairment of goodwill in an amount of $ 50.6 million in the year 2001. The impairment is included as impairment of goodwill in the statement of operations.

     d. In 2002, the Company recorded an impairment of the goodwill in an amount of $69.7 million to reduce the carrying value of goodwill to its implied fair value. The impairment was prompted by the continued deterioration in market conditions in general, in the communication market in particular and the decrease in the projected income of the Company. The impairment adjustment recognized at adoption of the new rules in the amount of $56.7 million was recorded as a cumulative effect of change in accounting principle in the first quarter of 2002 statement of operations. The impairment adjustments recognized after adoption, in the amount of $13.0 million, was recorded as impairment of goodwill in the operating expenses.

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:- GOODWILL (CONT.)

     e. The unaudited results of operations presented below for the three years ended December 31, 2000, 2001 and 2002, respectively, reflect the impact on results of operations had the Company adopted the non-amortization provisions of SFAS No. 142 effective January 1, 2000:

                                                         YEAR ENDED DECEMBER 31,
                                           -------------------------------------------------
                                                2000               2001              2002
                                           --------------     --------------    ------------
                                                        U.S. DOLLARS IN THOUSANDS
                                                         (EXCEPT PER SHARE DATA)
                                           -------------------------------------------------
Reported net income (loss)                      $     19,435   $   (429,112)   $   (348,204)
Cumulative effect of a change in an
accounting principle                                       -              -          56,716
Goodwill amortization                                  4,863         15,054               -
                                                ------------   ------------    ------------

Adjusted net income (loss)                      $     24,298   $   (414,058)   $   (291,488)
                                                ============   ============    ============

Basic net income (loss) per share:

  Reported net income (loss)                    $       0.86   $     (18.37)   $     (14.77)
  Cumulative effect of a change in an
    accounting principle                                   -              -            2.41
  Goodwill amortization                                 0.22           0.64               -
                                                ------------   ------------    ------------

  Adjusted net income (loss) per share          $       1.08   $     (17.73)   $     (12.36)
                                                ============   ============    ============

Diluted net income (loss) per share:

  Reported net income (loss)                    $       0.81   $     (18.37)   $     (14.77)
  Cumulative effect of a change in an
    accounting principle                                   -              -            2.41
  Goodwill amortization                                 0.20           0.64               -
                                                ------------   ------------    ------------

  Adjusted net income (loss) per share          $       1.01   $     (17.73)   $     (12.36)
                                                ============   ============    ============

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10:- CONVERTIBLE SUBORDINATED NOTES

     a. Issuance of convertible subordinated notes:

          Under an Offering Memorandum issued at the end of February 2000, the Company issued on March 7, 2000, $ 350 million convertible subordinated notes ("the Notes"), traded in the United States on the Private Offerings, Resales and Trading through Automated Linkages ("PORTAL") market and due March 15, 2005. The Notes bear interest at an annual rate of 4.25%, payable March 15 and September 15 of each year, commencing September 15, 2000. Unless previously redeemed, the Notes are convertible by the holders, at any time through maturity, beginning 90 days following issuance of the Notes, into Ordinary shares of the Company, at a conversion price of $ 186.18 per share, subject to adjustment under certain circumstances. The Notes are redeemable at the option of the Company, in whole or in part, at any time on or after March 18, 2003, at the redemption price, plus interest accrued to the redemption date. The redemption price will range from 100.85% to 101.70%, depending on the date of redemption. In accordance with EITF 98-5 "Accounting for Convertible Securities with Beneficial Conversion Features or Continently Adjustable Conversion Ratios" no recognition of a beneficial conversion feature was required.

          In March 2003, the Company completed a plan of arrangement for the reorganization with its bank lenders, holders of the company's 4.25% Convertible Subordinated Notes due 2005 (the "old notes"), and certain other creditors. In 2002, in accordance with Statement of Financial Accounting Standard No. 6 "Classification of Short-Term Obligations Expected to Be Refinanced" ("SFAS No. 6"), the Company presented the principal amount along with accrued interest. See also Note 18.

     b. On May 1, 2000, the Company published a notice of optional conversion of the $ 75 million convertible subordinated notes, which had been issued on May 14, 1997, on June 5, 2000, at 102% of the principal amount thereof, plus interest accrued and unpaid as of the conversion date. At June 5, 2000, all notes were converted into 1,785,690 Ordinary shares.

NOTE 11:- COMMITMENTS AND CONTINGENCIES

     a. On March 29, 2001, Spacenet completed a transaction for the sale and leaseback of its corporate headquarters building. The sale price of the property was approximately $ 31.5 million net of certain fees and commissions. Concurrent with the sale, Spacenet entered into an operating leaseback contract for a period of fifteen years at an initial annual rental of approximately $3.5 million plus escalation. The capital gain resulting from the sale and leaseback amounting to $5.6 million was deferred and will be amortized over the 15 year term of the lease. In accordance with the lease terms, Spacenet made a security deposit consisting of a $ 5.5 million fully cash collateralized letter of credit for the benefit of the lessor. The lease is accounted for as an operating lease in accordance with Statement of Financial Accounting Standard No. 13 "Accounting for Leases".

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11:- COMMITMENTS AND CONTINGENCIES (CONT.)

     b. Lease commitments:

          Minimum lease commitments of certain subsidiaries under non-cancelable operating lease agreements in respect of premises occupied by them, at rates in effect subsequent to December 31, 2002, are as follows:

                                          U.S. DOLLARS
         YEAR ENDED DECEMBER 31,          IN THOUSANDS
        ----------------------------    ------------------
         2003                          $       4,922
         2004                                  4,699
         2005                                  4,210
         2006                                  4,020
         2007 and thereafter                  30,642
                                      --------------------

                                        $      48,493
                                      ====================


          Rent expenses totaled $ 8,165,000, $ 8,050,000 and $5,059,000 in 2000,
          2001 and 2002, respectively.

     c. Commitments with respect to space segment services:

          All the required space segment services necessary to meet the terms of customer contracts are obtained from either SES Americom or from unrelated third parties under long-term contracts ranging from one to twelve years. (See Note 18 ).

          Future minimum payments due for space segment services mainly to SES Americom, a related party, subsequent to December 31, 2002, are as follows:

                                          U.S. DOLLARS
         YEAR ENDED DECEMBER 31,          IN THOUSANDS
        ----------------------------    ------------------
           2003                         $       16,939
           2004                                 14,663
           2005                                 13,195
           2006                                 11,859
           2007 and thereafter                  54,393
                                         -----------------

                                         $      111,049
                                         =================

          The minimum payment schedule above was prepared based on the agreement signed with SES in December 31, 2002, which was subject to the completion of the debt restructuring. See also Note 18.

          Space segment services expense, mainly to SES Americom, totaled $ 24,387,000, $ 46,855,000 and $ 25,480,000 in 2000, 2001 and 2002,
          respectively.

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11:- COMMITMENTS AND CONTINGENCIES (CONT.)

     d. In August 2002, the Company concluded the acquisition of rStar, increasing the ownership in this entity to approximately 85%. Under the terms of the acquisition, the Company may be required to reimburse rStar shareholders a special consideration of up to $10 million, $5 million of which may become due in June 2003 and $5 million of which may become due in June 2004. (See Note 2a).

     e. Legal claims:

          1. On June 11, 2001, an action was filed against Gilat in the District Court of Tel Aviv, Israel by Terayon Ltd. (formerly Combox Ltd.) ("Terayon") alleging Gilat's breach of contract in connection with purchase orders issued by Gilat. Terayon is claiming it is owed approximately $2.4 million. The parties have agreed to arbitrate the case and the matter is proceeding accordingly. We do not believe that we are in breach of these purchase orders and are vigorously defending against these claims.

          2. A supplier has demanded a payment of approximately $6.1 million, alleging a breach of contract in relation to purchase orders. The Company has asserted defenses and intends to defend against the claim.

          3. An arbitration proceeding was commenced in July 2002 in England by a former supplier of the Company pursuant to an arbitration clause in a supply agreement between Gilat and the supplier. The supplier claimed that approximately $13.2 million was owed by Gilat for certain inventory allegedly purchased on Gilat's behalf under the agreement. In March 2003, an agreement to settle the matter was reached between the parties. The final settlement is in the process of completion.

          4. During September 2001, the Israeli customs authority began examining certain imports to determine whether the Company paid the appropriate duty for certain equipment. The investigation may result in administrative proceedings to recover approximately $1 million from the Company. The Company maintains that it has made all required payments.

          5. On November 13, 2001, Gilat was named as a defendant in a complaint for patent infringement that was filed by the Lemelson Foundation in the U.S.. The lawsuit alleges that Gilat's integration and sale of certain components in its products violates one or more of the Lemelson patents. The complaint does not state the amount claimed from Gilat. An amended complaint has not been formally served on Gilat. Settlement discussions with plaintiff's counsel have taken place without resolution of the matter, but no further action has been taken by plaintiff. Gilat intends to vigorously defend itself in this action.

          6. On January 7, 2002, Gilat received a letter from the Syndia Corporation ("Syndia") alleging Gilat's possible infringement of a Lemelson patent that is owned by Syndia due to the alleged integration by Gilat of certain semiconductor components procured from unlicensed third party manufacturers. Gilat intends to vigorously dispute such claim.

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11:- COMMITMENTS AND CONTINGENCIES (CONT.)

          7. A number of securities class action lawsuits have been filed against Gilat and certain of its officers and directors. The litigation includes actions filed in the United States District Court for the Eastern District of New York and in the United States District Court for the Eastern District of Virginia ("class actions suits") and a request to file a class action lawsuit in the Tel-Aviv, Israel District Court. The class action suits, alleging violations of the federal securities laws and claim that Gilat issued material misrepresentations to the market, were brought on behalf of parties who purchased Gilat securities between May 16, 2000, and October 2, 2001, inclusive. The class action suits in the U.S. have been consolidated into a single action in the United States District Court for the Eastern District of New York. The Israeli court granted a motion to stay the proceedings in the Israeli action pending the outcome of the U.S. class action proceeding. Gilat believes the allegations against it and its officers and directors in the class action suits are without merit and intend to contest them vigorously.

          8. On March 7, 2001, rStar (then known as ZapMe! Corporation) filed action against a software vendor, ON Technology Corporation ("OTC"), by which rStar alleged that OTC breached a software license agreement and defrauded rStar concerning the capabilities of the software. By its complaint, rStar seeks recovery of approximately $390,000 rStar paid to OTC in connection with the software, as well as other damages. On or about March 29, 2001, OTC filed a counterclaim against rStar, alleging that the principal sum of approximately $308,000 is due from rStar for additional license fees, maintenance fees, and professional fees in connection with OTC's software. The Company has asserted defenses and intends to defend against the claim.

          9. In the early part of 2002, a third party issued a letter to the Company claiming that it has rights to a portion of one of our subsidiaries based upon a document and certain partial payments made. The Company rejects the legal bases for such claims and intends to vigorously defend any action if brought by the third party but does intend to seek a mutually acceptable resolution to this dispute.

          10. An action was filed on February 1, 2002, by Recovar Group ("Recovar") against Gilat Florida, Inc. to collect monies allegedly owed to Test Equipment Solutions Today, Inc. for goods supplied to Gilat Florida between January 31, 2001, and December 28, 2001. The alleged receivable was assigned to Recovar. Gilat Florida is vigorously defending against such claims.

          11. Gilat claims that KSAT Satellite Networks Inc. is obligated to pay to Gilat approximately $2,788,000 in principal and interest on an outstanding shareholder loan that became due on October 17, 2002; and KSAT Telecommunications Ltd, a subsidiary of KSAT Satellite Networks Inc. claims that Gilat owes it approximately $562,000 for services rendered, which claim Gilat denies, and in any case, Gilat has claimed a setoff against the amount owed to Gilat above. We do not believe that KSAT Telecommunications' claim has merit and intend to vigorously defend against it.

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11:- COMMITMENTS AND CONTINGENCIES (CONT.)

          12. On November 15, 2002, an action was filed against Spacenet Inc. in the United States District Court for the District of Connecticut by Linda Thompson, a former employee of Spacenet, seeking sales commissions allegedly owed in the amount of $500,000 plus compensatory damages for an alleged wrongful termination of employment. The court ordered Spacenet to post a pre-judgment bond of $275,000 pending the outcome of the trial. Spacenet is vigorously disputing such claims and has filed a motion to dismiss the wrongful termination claim.

          13. In accordance with SFAS No. 5 "Accounting for Contingencies", the Company with the advise of its legal counsel has accrued approximately $ 4 million for the expected implication of the such legal proceedings.

     f. Charges:

          1. Spacenet granted a lender, a security interest of approximately $12.7 million in certain of its computer, machinery, and hub equipment.

          2. The Company granted a lender a security interest of approximately $30.0 million in certain of its facilities in Israel.

          3. A Dutch subsidiary of the Company entered into a mortgage and loan agreement with a German bank. The amount of the mortgage as of December 31, 2002, is Euro 5.9 million, collateralized by the facilities in Germany.

          4. Short-term bank credit and long-term loans are secured by a negative pledge agreement

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11:- COMMITMENTS AND CONTINGENCIES (CONT.)

     g. Guarantees:

          The Company guaranteed the performance to customers (usually government entities). Such guarantees are required by contract for our performance during the installation and operational period of long-term rural telephony projects in Latin America and for the performance of other projects (government and corporate) throughout the rest of the world. The guarantees typically expire when certain milestones are met. The maximum potential amount of future payments that the Company could be required to make under its guarantees at December 31, 2002, is $ 47.4 million. This amount includes guarantees of performance for our subsidiary in Peru in the amount of $30 million and guaranties for two projects in Colombia in the amount of $10 million. The Company has restricted cash as a collateral for the performance guarantees in an amount of $11.4 million. The Company has not recorded any liability for such amounts, as the Company does expect that its performance will be acceptable. To date, no guarantees were exercised against the Company.

          The Company has provided guarantees in relation to certain satellite transponder agreements in the amount of up to $ 3.4 million.

          The Company guaranteed certain property leases in McLean, Virginia, Melbourne, Florida and London in amounts of up to $24.3 million. The Company has restricted cash as a collateral for the guarantees in an amount of $6.3 million.

NOTE 12:- SHAREHOLDERS' EQUITY (DEFICIENCY)

     a. Share capital:

          Ordinary shares confer upon their holders voting rights, the right to receive cash dividends and the right to share in excess assets upon liquidation of the Company.

     b. Stock Option Plans:

          The Company has two stock option plans, the 1993 and the 1995 Stock Option and Incentive Plans ("the Plans"). The 1995 plan was amended in 1997, 1998 and 1999. Under the Plans, options may be granted to employees, officers, directors and consultants of the Group. Pursuant to the plans, as of December 31, 2002, the Company reserved for issuance a total of 10,328,500 Ordinary shares. As of December 31, 2002, an aggregate of 1,837,545 Ordinary shares of the Company are still available for future grant.

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:- SHAREHOLDERS' EQUITY (DEFICIENCY) (CONT.)

          Options granted under the Plans generally vest quarterly over 4 years, 50% pf the options granted under the tender offer on November 27, 2001, vested immediately and the reminder vest quarterly over two years. Those options will expire ten years from the date of grant. Any options which are forfeited or canceled before expiration become available for future grants. The exercise price per share under the Plans shall not be less than the market price of an Ordinary share at the date of grant. No compensation cost in connection with options that were granted to employees has been charged against income in the years ended December 31, 2000, 2001 and 2002. On April 24, 2001, the Company filed a tender offer with the Securities and Exchange Commission allowing employees of the Group, if they so choose, to cancel outstanding options previously granted to them. In exchange, the employees were to receive an equal number of new options to be granted at a date, more than six months following the cancellation of the old options, with a per share exercise price equal to the fair market value of the Company's shares on the date of grant of the new options. Such transaction did not affect the Company's results of operations.

          On November 27, 2001, the Company granted 6.2 million new options to the 737 employees that chose to cancel their options under the tender. The option exercise price was the market price as of the date of the grant. 50% of the options granted under the tender offer vested immediately and the remainder vest quarterly over 2 years.

          In January 2002, the Company's Board of Directors resolved to accelerate the vesting period for all Gilat employees whose employment was to be terminated as part of the change of control of six European subsidiaries sold to Satlynx S.A. (See Note 1f). In addition to immediate vesting of all options, effective upon the change of control. The exercise period of the options was modified such that such Satlynx employees have a 60-day period to exercise their options in the event their employment is terminated by Satlynx. The Company did not record any compensation expenses in accordance with FIN No. 44.

          A summary of the status of the plans as of December 31, 2000, 2001 and 2002, and changes during the years ended on those dates, is presented below:

                                                                  YEAR ENDED DECEMBER 31,
                                         ----------------------------------------------------------------------------------
                                                    2000                       2001                        2002
                                         -------------------------- --------------------------  ---------------------------
                                                         WEIGHTED                   WEIGHTED                     WEIGHTED
                                                         AVERAGE                    AVERAGE                      AVERAGE
                                          NUMBER OF      EXERCISE      NUMBER OF    EXERCISE     NUMBER OF       EXERCISE
                                           OPTIONS        PRICE        OPTIONS       PRICE        OPTIONS         PRICE
                                         ------------ ------------- ------------- ------------  ------------  -------------
                                                            $                          $                            $
                                                      -------------               ------------                -------------
           Options outstanding at the    3,615,817         44.16    8,089,003         72.85    7,354,131            7.63
             beginning of the year
           Changes during the year:
           Granted                       4,991,088         92.88    6,953,423          5.11      923,325            3.89
           Exercised                      (203,103)        37.47      (34,077)         2.77       (1,300)           3.86
           Forfeited and cancelled        (314,799)        80.15   (7,654,218)         74.3     (655,582)          11.90
                                         ----------    ----------   ----------    ----------   ----------      ----------

           Options outstanding at the
             end of the year             8,089,003         72.85    7,354,131          7.63    7,620,574            6.81
                                         ==========    ==========   ==========    ==========   ==========      ==========

           Options exercisable at the
             end of the year             1,689,570         43.84    2,321,762         12.16    4,744,059            8.05
                                         ==========    ==========   ==========    ==========   ==========      ==========

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:- SHAREHOLDERS' EQUITY (DEFICIENCY) (CONT.)

          The options outstanding as of December 31, 2002, have been separated into ranges of exercise price as follows:

                                 OPTIONS          WEIGHTED                       OPTIONS           WEIGHTED
                                OUTSTANDING       AVERAGE        WEIGHTED       EXERCISABLE    AVERAGE EXERCISE
              RANGES OF            AS OF         REMAINING       AVERAGE           AS OF           PRICE OF
              EXERCISE         DECEMBER 31,     CONTRACTUAL      EXERCISE      DECEMBER 31,       EXERCISABLE
                PRICE              2002             LIFE          PRICE            2002             OPTIONS
         ------------------- -----------------  -------------- -------------- ----------------- -----------------
                                                   (YEARS)
                                                --------------
            $      0.46-3.69     131,529           8.97         $       2.87        33,120         $       2.95
            $      3.86-3.95   6,509,200           8.94         $       3.87     3,898,693         $       3.87
            $     7.98-12.02     242,806           7.42         $      11.68       124,797         $      11.37
            $        13-19.5      50,463           7.13         $      13.97        30,348         $      14.61
            $    20.63-24.38     444,789           4.23         $      23.19       444,789         $      23.19
            $    32.25-48.00     151,575           6.34         $      44.47       131,916         $      44.63
            $     49.5-68.56      84,612           6.52         $      58.21        76,238         $      57.55
            $   136.5-159.86       5,600           7.11         $     138.17         4,158         $     138.04
                               ------------   ------------      ------------     ----------        ------------

                               7,620,574                        $      6.81      4,744,059          $       8.05
                             =============                      ============    ============        ============

     c. Dividends:

          1. In the event that cash dividends are declared by the Company, such dividends will be declared and paid in Israeli currency. Under current Israeli regulations, any cash dividend in Israeli currency paid in respect of Ordinary shares purchased by non-residents of Israel with non-Israeli currency, may be freely repatriated in such non-Israeli currency, at the rate of exchange prevailing at the time of repatriation.

          2. Pursuant to the terms of a credit line from a bank (see Note 15d), the Company is restricted from paying cash dividends to its shareholders without initial approval from the bank.

NOTE 13:- RESTRUCTURING CHARGES

     a. In March and September 2001, the Group recorded restructuring charges of approximately $10 million and $ 20.3 million, respectively, pursuant to restructuring plans committed to by management, of which in 2001, $13.0 million was paid in cash, $6.3 million was a non-cash expense and $11 million was accrued as a short-term liability. In 2002, $7.4 million was paid in cash. The restructuring costs consist of employee termination benefits associated with involuntary termination of approximately 650 employees including potential claims (see Note 11e), compensation to certain suppliers and customers, costs associated with termination of lease commitments in respect of premises occupied by the Group and other costs. The terminations resulted from the Group's strategy to reduce costs and improve profitability.

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:- RESTRUCTURING CHARGES (CONT.)

          Restructuring charges were accounted for in accordance with FASB's Emerging Issues Task Force 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)" ("EITF 94-3") and Staff Accounting Bulletin No. 100, "Restructuring and Impairment Charges" ("SAB No. 100").

                                                                       RESTRUCTURING
                                                                       CHARGES IN THE           ACCRUED
                                                                         YEAR ENDED         LIABILITY AS OF
                                                                        DECEMBER 31,          DECEMBER 31,
                                                                    --------------------   ----------------
                                                                            2001                  2002
                                                                    --------------------   ----------------
                                                                            U.S. DOLLARS IN THOUSANDS
                                                                    -------------------- -- ---------------
                      Employee terminations, including potential claims   $     11,785       $        895
                      Termination of lease commitments                           7,826                755
                      Compensation to customers and suppliers                    9,167                583
                      Other                                                      1,506              1,405
                                                                          ------------       ------------

                                                                          $     30,284       $      3,638
                                                                          ============       ============

          For additional description of restructuring charges, write off and other significant charges, see Note 1c.

NOTE 14:- TAXES ON INCOME

     a. The Company:

          1. Tax benefits under the Law for the Encouragement of Capital Investments, 1959:

          The Company has been granted an "Approved Enterprise" status for nine investment programs in the alternative program, by the Israeli Government under the Law for Encouragement of Capital Investments, 1959 ("the Law"). In 2002, the Company applied for approval of an additional investment program, part of which is expected to be considered an increase of the investment in the ninth Approved Enterprise and another part is expected to be considered a replacement of previously approved equipment.

          Since the Company is a "foreign investors' company", as defined by the above-mentioned law, it is entitled to a ten-year period of benefits, for enterprises approved after April 1993. The main tax benefits from said status, are a tax exemption for two to four years, and a reduced tax rate (based on the percentage of foreign shareholding in each tax year) on income from all of its approved enterprises, for the remainder of the benefit period. These tax benefits are subject to a limitation of the earlier of twelve years from commencement of operations, or fourteen years from receipt of approval. The periods of benefits of the approved enterprises will expire between 2003 and 2009.

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14:- TAXES ON INCOME (CONT.)

          The tax-exempt profits that will be earned by the Company's "Approved Enterprises" can be distributed to shareholders, without imposing tax liability on the Company only upon its complete liquidation. If these retained tax-exempt profits are distributed in a manner other than in the complete liquidation of the Company it would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative system of benefits (depending on the level of foreign investment in the Company) currently between 10% to 25% for an "Approved Enterprise".

          The Company is entitled to claim accelerated depreciation in respect of equipment used by "Approved Enterprises" during the first five years of the operations of these assets.

          The entitlement to the above mentioned benefits is conditional upon the Company's fulfilling the conditions stipulated by the above mentioned law, regulations published there under and the certificates of approval for the specific investments in approved enterprises. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences to the Israeli Consumer Price Index ("CPI") and interest.

          Income from sources other than the "Approved Enterprise" during the benefit period will be subject to tax at the regular corporate tax rate of 36%.

          2. Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985:

          Under this law, results for tax purposes are measured in real terms, in accordance with the changes in the Israeli CPI, or in the exchange rate of the dollar for a "foreign investors' company". The Company has elected to measure its results for tax purposes on the basis of the changes in the exchange rate of the dollar, which as stated in Note 3b, is the Company's reporting currency, and therefore results in no differences.

          3. The Law for the Encouragement of Industry (Taxes), 1969:

          The Company is an "industrial company", as defined by this law and, as such, is entitled to certain tax benefits, mainly accelerated depreciation, as prescribed by regulations published under the Inflationary Adjustments Law, and amortization of patents, certain other intangible property rights and deduction of share issuance expenses.

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14:- TAXES ON INCOME (CONT.)

          4. Israeli tax reform:

          On January 1, 2003, a comprehensive tax reform took effect in Israel. Pursuant to the reform, resident companies are subject to Israeli tax income accrued or derived in Israel or abroad. In addition, the concept of "controlled foreign corporation" was introduced, according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary's primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). The tax reform also substantially changed the system of taxation of capital gains.

     b. Non-Israeli subsidiaries:

          Non-Israeli subsidiaries are taxed based on tax laws in their countries of residence.

     c. Carryforward tax losses and credits:

          At December 31, 2002, the Company had net operating loss carryforwards for Israeli income tax purposes of approximately $64.3 million, which are available to offset against future taxable income.

          In addition, the Group had carryforward tax losses and research and development tax credits relating to non-Israeli subsidiaries, mainly in the U.S, of approximately $ 399 million as of December 31, 2002. The carryforward amounts expire between 2013 and 2021.

          Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitations may result in the expiration of net operating losses before utilization. In connection with the debt restructuring described in Note 18a, the Company expects the expiration of a significant portion of the carryforward tax losses.

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14:- TAXES ON INCOME (CONT.)

     d. Deferred income taxes:

          Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Groups' deferred tax liabilities and assets are as follows:



                                                                   DECEMBER 31,
                                                           -----------------------------
                                                             2001                2002
                                                           -------------   -------------
                                                             U.S. DOLLARS IN THOUSANDS
                                                           -----------------------------
        1.  Provided with respect of the following:

            Carryforward tax losses and research and
               development credits                           $ 155,619        $ 192,106
               Intercompany profits                              2,152                -
               Other                                            23,539           42,010
                                                             ---------        ---------

            Deferred tax assets before valuation allowance     181,310          234,116
            Valuation allowance                               (176,256)        (229,021)
                                                             ---------        ---------

            Net deferred tax assets                          $   5,054        $   5,095
                                                             =========        =========

            Domestic                                         $   4,587        $   4,560
            Foreign                                                467              535
                                                             ---------        ---------

                                                             $   5,054        $   5,095
                                                             =========        =========

        2. Deferred taxes are included in the balance sheets, as follows:

             Current assets                                  $   2,763        $   4,721
             Non-current asse                                    2,324              374
             Other long-term liabilies                             (33)               -
                                                             ---------        ---------

                                                             $   5,054        $   5,095
                                                             =========        =========

          3. As of December 31, 2002, the Group has increased the valuation allowance by approximately $ 39.9 million with respect to deferred tax assets resulting from tax loss carryforwards and other temporary differences. Management currently believes that it is more likely than not that the deferred tax regarding the loss carryforwards and other temporary differences will not be realized in the foreseeable future.

     e. The main reconciling items between the statutory tax rate of the Company and the effective tax rate are the non-recognition of tax benefits from accumulated net operating losses carryforward and other temporary differences among the various subsidiaries worldwide due to the uncertainty of the realization of such tax benefits and the effect of approved enterprise.

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14:- TAXES ON INCOME (CONT.)

     f. Taxes on income included in the statements of operations:

                                                        YEAR ENDED DECEMBER 31,
                                          ------------------------------------------------
                                               2000              2001              2002
                                          ---------------   ---------------   ------------
                                                       U.S. DOLLARS IN THOUSANDS
                                          ------------------------------------------------
        Provision for income tax:
          Current                           $      7,912    $      2,467    $        970
          Previous years                          (2,334)           (361)              -
                                            ------------    ------------    ------------
                                                   5,578           2,106             970
        Deferred income taxes                     (3,575)         (1,132)            (41)
                                            ------------    ------------    ------------

                                            $      2,003    $        974    $        929
                                            ============    ============    ============

        Domestic                            $      2,879    $     (2,001)   $        604
        Foreign                                     (876)          2,975             325
                                            ------------    ------------    ------------

                                            $      2,003    $        974    $        929
                                            ============    ============    ============

     g. Income (loss) before taxes on income from continuing operations:

                                                        YEAR ENDED DECEMBER 31,
                                          ------------------------------------------------
                                               2000              2001              2002
                                          ---------------   ---------------   ------------
                                                       U.S. DOLLARS IN THOUSANDS
                                          ------------------------------------------------
        Domestic                            $     61,880    $   (168,956)   $  (103,351)
        Foreign                                  (29,768)       (258,765)      (159,454)
                                            ------------     ------------   ------------

                                            $     32,112    $  (427,721)    $   (262,805)
                                            ============    ============    ============


NOTE 15:- SUPPLEMENTARY BALANCE SHEET INFORMATION

     a. Other accounts receivable and prepaid expenses:

                                                                          DECEMBER 31,
                                                              ----------------------------------
                                                                    2001                2002
                                                              ----------------    --------------
                                                               U.S. DOLLARS IN THOUSANDS
                                                              ----------------------------------
        Government authorities                                   $     11,147     $     15,704
        Employees                                                       1,881            1,843
        Receivables in respect of capital leases (see c below)         15,450           14,075
        Prepaid expenses                                                5,609            7,085
        Deferred income taxes (see Note 14d)                            2,763            4,721
        Other                                                           9,240            3,685
                                                                 ------------     ------------

                                                                 $     46,090     $     47,113
                                                                 ============     ============

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15:- SUPPLEMENTARY BALANCE SHEET INFORMATION (CONT.)

     b. Long-term trade receivables and other receivables:

                                                                          DECEMBER 31,
                                                              ----------------------------------
                                                                    2001                2002
                                                              ----------------    --------------
                                                               U.S. DOLLARS IN THOUSANDS
                                                              ----------------------------------
        Long term trade receivables in respect of capital lease   $     25,264     $     22,229
        Other long term trade receivables                               13,556            9,029
        Other receivables                                                1,459              169
                                                                  ------------     ------------

                                                                  $     40,279     $     31,427
                                                                  ============     ============

     c. Receivables in respect of capital and operating leases:

          The Group's contracts with customers contain long-term commitments, for remaining periods ranging from one to five years, to provide network services, equipment, installation and maintenance.

          The aggregate minimum future payments to be received by the Group under these contracts as of December 31, 2002, are as follows (including unearned interest income in the amount of $ 4.6 million):

                                                          U.S DOLLARS
               YEAR ENDED DECEMBER 31,                    IN THOUSANDS
             --------------------------                ------------------
                    2003                                 $     14,075
                    2004                                       11,374
                    2005                                        8,934
                    2006                                        5,466
                    2007 and thereafter                         1,070
                                                       ------------------
                                                         $     40,919
                                                       ==================

          The net investments in capital lease receivables, as of December 31, 2002, are $ 36.3 million. Total revenues from capital and operating leases amounted to $ 45.7 million and $19.9 million in the year ended December 31, 2001 and 2002, respectively.

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15:- SUPPLEMENTARY BALANCE SHEET INFORMATION (CONT.)

     d. Short-term bank credit:

          1. The following is classified by currency and interest rates:

                                                    WEIGHTED AVERAGE
                                                      INTEREST RATE
                                              -----------------------------
                                                      DECEMBER 31,                     DECEMBER 31,
                                              -----------------------------  --------------------------------
                                                  2001            2002             2001            2002
                                              -------------  -------------  ---------------- ---------------
                                                            %                   U.S. DOLLARS IN THOUSANDS
                                              -----------------------------  --------------------------------
              In dollars                                3.06            7.16   $       3,376   $       1,801
              In Israeli NIS and other
              currencies                           4.7-23.15       10.0-17.1           1,288              25
                                               =============   =============   -------------   -------------

                                                        10.3            7.28   $       4,664   $       1,826
                                               =============   =============   =============   =============

          Short-term bank credit is secured by a negative pledge agreement.

          2. As of December 31, 2002, the Company has utilized all its available credit line, which includes guarantees for future performance obligations.

     e. Other accounts payable:

                                                                                 DECEMBER 31,
                                                                      ----------------------------------
                                                                            2001                2002
                                                                      -----------------   --------------
                                                                            U.S. DOLLARS IN THOUSANDS
                                                                      ----------------------------------
              Payroll and related employees accruals                     $      2,981   $      3,464
              Provision for vacation pay                                        4,838          4,836
              Advances from customers                                             643          7,862
              Deferred revenue                                                  7,277          6,904
              Current maturities of long-term liabilities with respect
                to capital lease agreements                                     8,069          1,810
              Sale taxes payable                                                5,676          7,536
              Related parties                                                       -          3,281
              Other                                                               658          2,094
                                                                         ------------   ------------

                                                                         $     30,142   $     37,787
                                                                         ============   ============

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15:-SUPPLEMENTARY BALANCE SHEET INFORMATION (CONT.)

     f. Long-term loans:

                                                                                                     DECEMBER 31,
                                                                 RATE OF                      -----------------------------
                                                               INTEREST FOR
                                                               2001 AND 2002      MATURITY        2001            2002
                                                              ---------------- ------------- -------------  --------------
                                                    LINKAGE          %                         U.S. DOLLARS IN THOUSANDS
                                                  ----------- ----------------               -----------------------------

              Restructured loans (a):
               Loan from bank Hapoalim               Dollar       Libor+0.8%                   $    108,000   $    105,147
              Loan from bank Leumi                   Dollar       Libor+2.0%                         30,000         30,000
              Other long-term loans (b)              Dollar       Libor+1.0%                          9,266          6,579
                                                                                               ------------   ------------
                                                                                                    147,266        141,726
                                                                                               ------------   ------------
              Other loans:

              Loans from a bank                        DM         5.86%-6.3%      2003-2021           5,380          6,140
              Loans from a bank                      Dollar         6.75%           2003                  -            539
              Other long-term loans (b)              Dollar       Libor+1.0%      2003-2004           7,689          4,677
              Other long-term loans                  Dollar         5.0%            2005                  -            255
              Loans from related parties             Dollar          5%             2005                962              -
                                                                                               ------------   ------------
                                                                                                     14,031         11,611
                                                                                               ------------   ------------

                                                                                                    161,297        153,337
              Less - current maturities                                                              25,224          8,197
                                                                                               ------------   ------------

                                                                                               $    136,073   $    145,140
                                                                                               ============   ============


               (a) Subsequent to the balance sheet date, the Company entered into a restructuring process reaching an agreement with the banks and other creditors which revised the loan terms. (See Note 18).

               (b) The Company granted the lender a security interest on certain of its computer, machinery, and hub equipment assets.

          Long-term debt maturities for loans that were not restructured after December 31, 2002, are as follows:

                                                   U.S DOLLARS
          YEAR ENDED DECEMBER 31,                   IN THOUSANDS
          ------------------------               ------------------
             2003                                  $      3,946
             2004                                         1,697
             2005                                           329
             2006                                           302
             2007 and thereafter                           5,337
                                                 ------------------

                                                   $     11,611
                                                 ==================

          Interest expenses on the long-term loans amounted to $ 0, $7,717,000 and $6,784,000 for the years ended December 31, 2000, 2001 and 2002, respectively.

          As for amendment of terms of certain loans see Note 18 .

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15:-SUPPLEMENTARY BALANCE SHEET INFORMATION (CONT.)

          g. Other long-term liabilities:

                                                                                 DECEMBER 31,
                                                                     -----------------------------------
                                                                           2001                2002
                                                                     ----------------    ---------------
                                                                          U.S. DOLLARS IN THOUSANDS
                                                                     -----------------------------------
              Deferred revenue                                         $      7,859       $      6,099
              Long term liability in respect of OCS agreement *)              2,758              2,775
              Provision for cash distribution to rStar minority, see
                Note 2a                                                           -              5,000
              Long-term liabilities with respect to capital lease
                agreements **)                                                3,140              3,415

              Other                                                           3,309              1,904
                                                                       ------------       ------------

                                                                       $     17,066       $     19,193
                                                                       ============       ============


                    *) The Company was committed to pay royalties to the Government of Israel at rate of 3%-5% on sales proceeds from products for which the Government participates in the research and development by way of grants. The obligation to pay these royalties is contingent on actual sales of the products and, in the absence of such sales, no payment is required. The royalty amount was determined up to the amount of the grants received (the grants are linked to the U.S. dollar and part of the grants bear interest at LIBOR rate).

                    Royalties paid or accrued for the years ended December 31, 2000, 2001 and 2002 to Office of the Chief Scientist in the Israeli Ministry of Industry and Trade ("the OCS") amounted to $ 138,000, $ 1,269,000 and $0, respectively.

                    In October 2001, the Company filed a request with the OCS for the commitment to pay all royalties arising from future sales with respect of previous OCS grants. The Company recorded expenses in the amount of $ 3.4 million payable over a period of up to five years, which bears interest at a rate to be agreed between the Company and the OCS. The amount was recorded in selling, marketing, general and administrative. This agreement will enable the Company to participate in a new OCS program under which it will be eligible to receive future research and development grants for generic research and development projects without any royalty repayment obligations.

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15:-SUPPLEMENTARY BALANCE SHEET INFORMATION (CONT.)

                    **) Future minimum lease payments in respect of capital lease agreements:

                                                                              U.S DOLLARS
               YEAR ENDED DECEMBER 31,                                      IN THOUSANDS
              ------------------------------                              ------------------
                  2003                                                     $       1,810
                  2004                                                             1,534
                  2005                                                             2,038
                                                                          ------------------

                                                                                   5,382
                  Less amount representing interest                                  158
                                                                          ------------------

                  Present value of minimum lease payments                  $       5,224
                                                                          ==================


NOTE 16:- SELECTED STATEMENTS OF OPERATIONS DATA

     a. Research and development costs, net:

                                                                 YEAR ENDED DECEMBER 31,
                                                   -------------------------------------------------
                                                        2000             2001              2002
                                                   ---------------  ----------------  --------------
                                                                U.S. DOLLARS IN THOUSANDS
                                                   -------------------------------------------------
              Total cost                             $     35,576     $     44,483     $     29,012
              Less:
                Royalty bearing grants                        926            2,058                -
                Non - royalty bearing grants                3,378            6,791            3,946
                                                     ------------     ------------     ------------

                                                     $     31,272     $     35,634     $     25,066
                                                     ============     ============     ============

     b. Selling, marketing, general and administrative expenses:

                                                                 YEAR ENDED DECEMBER 31,
                                                   ---------------------------------------------------
                                                        2000             2001              2002
                                                   ---------------  ----------------  ----------------
                                                                U.S. DOLLARS IN THOUSANDS
                                                   ---------------------------------------------------
              Selling and marketing (1)                $     41,575     $     54,313     $     35,990

              General and administrative (2)                 40,869           67,173           50,237
                                                       ------------     ------------     ------------

                                                       $     82,444     $    121,486     $     86,227
                                                       ============     ============     ============

          (1) Including shipping expenses in the amounts of $1.9 million, $ 5.4 million and $ 3.8 million for the years ended December 31, 2000, 2001 and 2002, respectively.

          (2) Including amortization of goodwill and other identifiable intangible assets.

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16:- SELECTED STATEMENTS OF OPERATIONS DATA (CONT.)

     c. Allowance for doubtful accounts:

                                                                 YEAR ENDED DECEMBER 31,
                                                   ---------------------------------------------------
                                                        2000             2001              2002
                                                   ---------------  ----------------  ----------------
                                                                U.S. DOLLARS IN THOUSANDS
                                                   ---------------------------------------------------
              Balance at beginning of year            $      4,423     $      8,077      $    114,703
              Increase during the year                       3,654          134,614            34,714
              Write-off of bad debts                             -          (27,988)         (132,376)
                                                      ------------     ------------      ------------

              Balance at the end of year              $      8,077     $    114,703      $     17,041
                                                      ============     ============      ============

               In 2001, the Company provided allowance for its capital leases receivables relating to vertical market customers that were specifically identified by the management of the Company as having difficulties paying their respective receivables. Those customers were significantly adversely affected by the recession which was indicated in the third quarter and was accompanied in the United States by an abrupt drop in consumer spending, intensifying business lay-offs of workers and by an acceleration of the downsizing of businesses. Furthermore, the Company increased its allowance for bad debt provision since certain circumstances such as the global decrease in the Telecommunication companies, depressed market conditions and difficulties in collections from certain customers indicated that the carrying amount of the receivables may not be recoverable.

               Management estimated potential recovery of the identified capital lease receivables and other trade receivables and allocated reserves for the difference between the receivable balance and the estimated recovery amount to be $134.6 million (including $75 million relating to StarBand, see Note 1b) for 2001.

               During 2002, we increased our allowance for bad debt provision since certain circumstances such as the depressed market conditions and difficulties in collections from certain customers indicated that the carrying amount of the receivables may not be recoverable. As a result, we increased our bad debt provision and wrote off an amount of approximately $34.7 million.

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16:- SELECTED STATEMENTS OF OPERATIONS DATA (CONT.)

     d. Financial income (expenses), net:

                                                                   YEAR ENDED DECEMBER 31,
                                                     ---------------------------------------------------
                                                           2000             2001              2002
                                                     ---------------  ----------------  ----------------
                                                                  U.S. DOLLARS IN THOUSANDS
                                                     ---------------------------------------------------
      Income:

        Interest on cash equivalents and bank
          deposits and restricted cash                $     14,264      $      8,165      $      1,798
        Interest with respect to capital lease               4,923             2,615             4,625
        Other (mainly translation adjustments)                 741             1,734             1,276
                                                      ------------      ------------      ------------

                                                            19,928            12,514             7,699
                                                      ------------      ------------      ------------
      Expenses:

        Interest on Convertible Subordinated Notes
           (see Note 10)                                     13,972            14,875            14,936
        Amortization of issuance costs of
          convertible subordinated notes (see Notes
          8 and 10)                                          1,978             2,124             2,127
        Interest with respect to short-term bank
          credit and trade payables and other                  704             2,113             1,484
        Interest with respect to long-term loans                 -             7,717             6,784
        Interest with respect to capital lease                   -             1,135             1,912
        Other (mainly translation adjustments)               4,563             5,884             1,780
                                                      ------------       -----------      ------------

                                                            21,217            33,848            29,023
                                                      ------------      ------------      ------------

                                                      $     (1,289)     $    (21,334)     $    (21,324)
                                                      ============      ============      ============

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 7:- CUSTOMERS AND GEOGRAPHIC INFORMATION

     The Group operates in one business segment - the design, development, manufacturing, marketing and providing of services for very small aperture terminal ("VSAT") satellite earth stations. The Group has adopted SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information".

     a. Revenues by geographic area:

          Following is a summary of revenues by geographic area. Revenues are attributed to geographic area, based on the location of the end customers, as follows:

                                                                            YEAR ENDED DECEMBER 31,
                                                            ---------------------------------------------------
                                                                 2000              2001              2002
                                                            ---------------  ----------------  ----------------
                                                                         U.S. DOLLARS IN THOUSANDS
                                                            ---------------------------------------------------
                      United States                             $ (*289,744       $(*151,100       $(*110,256
                      South America and Central America          (* 108,463          117,551           40,486
                      Asia                                        (* 63,665        (* 50,562           24,629
                      Europe                                         31,309           48,554         (*14,577
                      Africa                                          8,194           16,855           17,325
                      Israel                                            719            1,019            1,205
                      Other                                           2,468              388              277
                                                               ------------     ------------      -----------

                                                               $    504,562     $    386,029     $    208,755
                                                               ============     ============     ============


                      *)Including revenues from related parties as follows:

                      StarBand revenues                        $    128,544     $     44,288     $      3,220
                      Others                                         21,690            5,729            3,530
                                                               ------------     ------------     ------------

                                                               $    150,234     $     50,017     $      6,750
                                                               ============     ============     ============

               b. Revenues from single customers, which exceed 10% of total revenues in the reported years, as a percentage of total revenue:

                                                                           YEAR ENDED DECEMBER 31,
                                                            ---------------------------------------------------
                                                                 2000              2001              2002
                                                            ---------------  ----------------  ----------------
                                                                         U.S. DOLLARS IN THOUSANDS
                                                            ---------------------------------------------------
                      Customer A - related party (see Note 1b)        25.48%           11.47%             1.54%
                      Customer B                                          -               -              10.52%
                                                                 ============    ============      ============

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17:- CUSTOMERS AND GEOGRAPHIC INFORMATION (CONT.)

     c. The Group's long-lived assets are located in the following countries:

                                             DECEMBER 31,
                                 -----------------------------------
                                       2001                2002
                                 -----------------   ---------------
                                       U.S. DOLLARS IN THOUSANDS
                                 -----------------------------------
            United States          $    140,551       $     50,938
            Israel                      117,458             94,014
            Latin America                98,033             15,441
            Europe                       26,928             17,237
            Other                           404                789
                                   ------------       ------------

                                   $    383,374       $    178,419
                                   ============       ============

NOTE 18:- SUBSEQUENT EVENTS (UNAUDITED)

     a. In March 2003, the Company completed a plan of arrangement with its bank lenders, holders of the Company's 4.25% Convertible Subordinated Notes due 2005 (the "old notes"), and certain other creditors.

          A part of the arrangement, the Company amended the following agreements, as detailed herein:

          4.25% Convertible Subordinated Notes due 2005:

          In exchange for the old notes which had a principal amount of $350 million, the Company issued (i) 202,083,908 ordinary shares and (ii) $83.3 million in principal amount of 4.00% Convertible Notes due 2012, also called new notes. The Company will pay interest on the new notes semiannually in arrears on April 1 and October 1 of each year, beginning on April 1, 2005. The first interest payment shall be payable with respect to the period from January 1, 2005 to April 1, 2005. Prior to January 1, 2005, interest will be accrued and compounded semi-annually. The Company will pay $2.5 million of the principal amount of the new notes on each of April 1 and October 1, in both 2010 and 2011, and the remaining principal amount at maturity. The new notes are convertible at the option of the holder into the Company's Ordinary shares at a conversion price of $0.87 per Ordinary share at any time after one year from the date of issuance of the new notes and before close of business on October 1, 2012, unless the new notes have been mandatory converted previously. Commencing January 1, 2005, the Company may, at its option, require the conversion right to be exercised if the average closing bid price of its Ordinary shares exceeds $1.00 per Ordinary share for 60 consecutive calendar days and the average daily trading volume in its Ordinary shares during that period is not less than $100,000 or such smaller amount, if any, as may be set forth in the indenture governing the new notes. The collateral for the new notes is a second priority security interest consisting of a floating charge on all of the Company's assets and a pledge of all of the shares of Spacenet that the Company owns. The interest of the holders of the new notes in the collateral will be subordinated to the security interest granted for the benefit of the bank lenders.

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18:- SUBSEQUENT EVENTS (UNAUDITED) (CONT.)

          Bank Hapoalim:

          Of the $102 million in principal amount due from the Company to Bank Hapoalim, (i) $25.5 million was converted into 18,488,590 Ordinary shares, (ii) $5.1 million was converted into new notes of the same principal amount and (iii) the remaining debt amount of $71.4 million remains as a loan on revised terms. The revised terms include equal semiannual installments of principal of $ 4.5 million beginning on July 2, 2005, with a last installment of $8.9 million on July 2, 2012. The loan bears interest at the six-month LIBOR rate plus 2.5% and is payable semiannually together with the installments of principal.

          Bank Leumi:

          The revised terms of the restructured loan include principal payments in the amount of $1 million annually during each of 2003 and 2004, and principal payments of $4 million annually during each of the years 2005 through 2011. The loan bears interest at the six-month LIBOR rate plus 2.5%. In addition, Bank Leumi agreed to maintain its line of credit utilized for performance guarantees for the Company's benefit and for its direct and indirect subsidiaries in the existing aggregate amount of $15 million for at least one year, subject to the limitation that continued availability of the line of credit may be affected by the overall collateral made available by the Company in support of credit used by the Company in the future for the issuance of guarantees.

          Bank Discount:

          Israel Discount Bank agreed to maintain its performance guarantees for the Company's benefit and its subsidiaries in the existing amount of $13.3 million for at least one year.

          SES:

          The Company entered into a new agreement with SES Americom, its major supplier of satellite transponder capacity. According to the agreement, SES Americom agreed to allow Spacenet to defer payment of certain transponder capacity charges due in 2003 and 2004, with payment of those deferred charges to commence in 2005. As part of this agreement, the Company will issue SES Americom 14,261,048 Ordinary shares equal to approximately 5.5% of the Company's Ordinary shares. The agreement reduced the Company's liability to SES Americom from an aggregate amount of $26.9 million to have been paid in 2003 to an aggregate amount of $13.5 million. In addition, a $3.5 million payment was deferred from 2002 to 2003. In 2002, the Company recorded a provision for the settlement in the amount of $5.7 million, representing the fair value of the shares issued at the closing date of the arrangement.

          As of March 31, 2003, 259,757,196 of the Company's Ordinary shares are outstanding. The arrangement reduced the Company's principal debt by approximately $ 293 million and the interest accrued on the convertible note by approximately $12 million and significantly reduced overall financing costs.

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18:- SUBSEQUENT EVENTS (UNAUDITED) (CONT.)

          On March 19, 2003, the Company distributed a proxy statement relating to a shareholders meeting to be held on April 15 of this year, to approve, among other things (i) the implementation of a 1-for-20 reverse stock split, (ii) an increase of the Company's share capital, and (iii) the election of a slate of directors. The expected reverse stock split will reduce the number of the Company's Outstanding shares of the Company to approximately 12,987,860 shares, based on the amount of outstanding shares as of March 31, 2003.

          The Company will account for the troubled debt restructuring included in the arrangement on the basis of Combination of Types of Restructuring and on the basis of Modification of Terms in lieu of troubled debt restructuring pursuant to FAS 15, "Accounting by Debtors and Creditors for Troubled Debt Restructurings" and EITF 02-4 "Debtor's Accounting for a Modification or an Exchange of Debt Instruments in Accordance with FASB Statement No. 15, Accounting by Debtors and Creditors for Troubled Debt Restructurings." and SFAS No. 145, "Rescission of SFAS No. 4, 44 and 64, Amendment of SFAS No. 13, and Technical Corrections," ("SFAS No. 145").

          Tax Consequences of the Arrangement to the Company:

          The Company obtained a ruling from the Israeli Tax Authorities regarding the tax treatment of the arrangement described above. According to the ruling (i) a payment of approximately $ 1.1 million will be due after the completion of the arrangement; (ii) the capital gain for tax purposes in according with the ruling will be decreased from the tax basis of the Company's assets as of January 1, 2001;
          (iii) an amount equal to the difference between the part of our debt to Bank Hapoalim that will be converted into the Company's Ordinary shares under the arrangement and the value of the Company's Ordinary shares that will be issued in consideration for that part will be considered as taxable income in tax year 2003; (iv) the value of the Company's Ordinary shares for the purposes of the ruling is expected to be approximately $0.5 per share; (v) the Company's tax returns beginning with the 2001 tax year will be submitted according to the ruling; (vi) the ruling can not be used by the holders of the existing notes as approval of their losses by the Israel Tax Authorities and the ruling shall not otherwise apply to the holders of the existing notes; and (vii) the Company will commit not to transfer its activities abroad or, for tax purposes, cease to be considered an Israeli resident.

          In addition, the Company may be subject to payment of Israeli stamp tax if and to the extent required by law.

     b. On January 24, 2003 an action was filed by Spacenet Inc. against Creative Resources Solutions L.L.C. (CRS) in the Circuit Court for Fairfax County, Virginia in the amount of $1.5 million seeking payment of unpaid service charges and contract damages. After Spacenet rejected CRS' offer to settle the lawsuit for a cash payment by CRS, CRS filed a counterclaim for $4.7 million alleging contract non-performance by Spacenet. Spacenet is vigorously pursuing its claim against CRS and disputing CRS; counterclaim, which it believes has no merit.

                              GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18:- SUBSEQUENT EVENTS (UNAUDITED) (CONT.)

     c. In February 2003, a letter was received from a former employee alleging that the Company owes him approximately $400,000 in compensation as a result of his employment with and services rendered to the Company. The Company denies that it owes any amounts to him and intends to vigorously dispute such claims.

                               - - - - - - - - - -